Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2007 APR 18 A 8: [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07022622

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

3 April 2007

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 March to 31 March 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

4/19

1990006 (9/06)

Alliance Leicester

Alliance & Leicester plc

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

March 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 38 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Andrew Robinson	6 March 2007
Richard Pym/David Bennett	6 March 2007
Richard Pym/David Bennett	6 March 2007
Andrew Robinson/Bill Sutton	7 March 2007
Richard Pym/David Bennett	7 March 2007
Stuart Dawkins/Gary Wilkinson	14 March 2007
Ian Hares	14 March 2007
Ian Hares	14 March 2007
Gary Wilkinson	20 March 2007
Michael Thomsas	21 March 2007
Bryce Glover	22 March 2007
Shaun Astley	23 March 2007
Graham Pilkington	26 March 2007

Form TR-1 Notification of Major Interests in Shares

AXA S.A.	2 March 2007
Credit Agricole Cheavreu International	6 March 2007

Retirement & Appointment of Senior Independent Director -
Peter Barton and Roy Brown

Report & Accounts Online announcement

Alliance & Leicester plc – Annual Information Update - 30 March 2007

Alliance & Leicester plc – Voting Rights and Capital

Information distributed to the Company's security holders

2006 Annual Report & Accounts
2006 Summary Financial Statement
200 Notice of Annual General Meeting
Consent Letter to Shareholders

1990006 (9/06)

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 29 Month 03 Year 2007	Day 29 Month 03 Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4360		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 92

Schedule of Allotments

Date of Exercise: 29/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Colin Richard	Morley	Flat 1	Model Lodging House	Bloom Street	Salford	M3 6AJ		0	4360	4,360	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									4360	4,360	0	0

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,209	541	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	668	705	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): SEE ATTACHED SCHEDULE	Ordinary	1209
Address:		
UK postcode		
Name(s): SEE ATTACHED SCHEDULE	Ordinary	541
Address:		
UK postcode		
Name(s):		
Address:		
UK postcode		
Name(s):		
Address:		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 30 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

6/-8

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 30 March 2007

Alliance Leicester

Early Exercise 2004 Plan

Name			Address					Total Options Exercised
MRS	FFYONA	BAKER	2 SPRINGFIELD CLOSE	BURTON ON THE WOLDS	LEICESTERSHIRE	LE12 5AN		301
MRS	MARGARET	CLAGUE	THE WINDMILL COTTAGE	165 MOOR LANE	CROSBY	LIVERPOOL	L23 2SH	454
MISS	CHRISTINE	EASTWOOD	AVENUE	BOOTLE	MERSEYSIDE	L30 5SQ		227
MRS	WINIFRED	SHIELS	29 TATTON ROAD	LIVERPOOL	L9 8DU			227
							Total	1209

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 30 March 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			**Address**				**Total Options Exercised**
MISS	CHRISTINE	EASTWOOD	AVENUE	BOOTLE	MERSEYSIDE	L30 5SQ	129
MISS	NATALIE	PORTER	45 PARK ROAD	BLABY	LEICESTER	LE8 4ED	258
MRS	WINIFRED	SHIELS	29 TATTON ROAD	LIVERPOOL	L9 8DU		77
MRS	MARIE	TOOLE	6 MUTTOCKS RAKE	SEFTON	MERSEYSIDE	L30 0QB	77
						Total	**541**

coform File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	223	242	194
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	632	632	689

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Margaret Clague Address: The Windmill Cottage 165 Moor Lane Crosby Liverpool UK postcode: L23 2SH	Ordinary	223
Name(s): Kay Tipler Address: 16 Hawthorn Drive Blaby Leicester UK postcode: LE8 4AJ	Ordinary	242
Name(s): Kay Tipler Address: 16 Hawthorn Drive Blaby Leicester UK postcode: LE8 4AJ	Ordinary	194
Name(s): Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 30 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2363713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	157	209	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	644.4	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Joanne Riley	Class of shares allotted: Ordinary	Number allotted: 157
Address: 63 Kings Walk Leicester Forest East Leicester		
UK postcode: LE3 3JP		
Name(s): Versa Laxman	Class of shares allotted: Ordinary	Number allotted: 209
Address: 19 Lime Tree Avenue Birstall Leicester		
UK postcode: LE4 4LQ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 28 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19.0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,789		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 8789
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 4 April 2007

Alliance Leicester

2003 3 Year Maturity Tranche 11

Name		Address					Total Options Exercised
IAN FRANCIS	GARNER	48 EDEN VALE	NETHERTON	SEFTON	MERSEYSIDE	L30 5RG	1342
ROWENA MADRID	ATIK	9 DOVE CLOSE	CHAFFORD HUNDRED	GRAYS	ESSEX	RM16 6ES	268
MANDY JANE	PHILLIPS	11 IMPERIAL ROAD	KIBWORTH BEAUCHAMP	LEICESTER		LE8 0HR	1342
HELEN	NEWINGTON	HOATHLEY HOUSE	CALLEYWELL LANE	ALDINGTON ASHFORD	KENT	TN25 7DU	537
STEPHEN JOHN	KUSKE	55 MAGAZINE ROAD	ASHFORD	KENT		TN24 8NR	537
PAULA ELISABETH	LONGLEY	24 FAIRMEADOWS WAY	LOUGHBOROUGH	LEICESTERSHIRE		LE11 2QT	268
KAREN LESLEY	WIGGINS	27 BULL LANE	ORRELL PARK	LIVERPOOL	MERSEYSIDE	L9 8DA	537
PAULINE	STANMORE	46 HEATHFIELD ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE	PR8 3DY	268
HELEN	ALLAN	53 POULTON ROAD	SPITAL	WIRRAL		CH63 9LD	537
ELIZABETH GEORGINA	TALLENTIRE	3 THE ROWANS	NETTLEHAM	LINCOLN		LN2 2QE	214
EILEEN	BOLTON	23 STAND PARK AVE	NETHERTON	MERSEYSIDE		L30 3SA	268
MANISHA PUNITA	PANDYA	28 DALMORTON ROAD	NEW BRIGHTON	WALLASEY	MERSEYSIDE	CH45 1LF	859
SUZANNE BERYL	HINES	6 KEEPERS CLOSE	CHANDLERS FORD	HAMPSHIRE		SO534SB	268
ANITA	SANDHU	46 STOUGHTON ROAD	OADBY	LEICESTER		LE2 4FL	134
YASMEN	SIMJEE	64 EVEREST COURT	LEICESTER	LEICESTERSHIRE		LE1 2PN	161
ANDREW	BRITO-COLL	222 HATTON HILL ROAD	LITHERLAND	MERSEYSIDE		L21 9LF	268
BHAVIKA	CHAUHAN	8 DENMAN LANE	HUNCOTE	LEICESTER		LE9 3BS	107
PAUL FRANCIS	BRENNAN	247 SWITHLAND LANE	ROTHLEY	LEICESTER		LE7 7SJ	671
PEARL CHRISTINE	SIMPSON	22 WEST LEAKE ROAD	EAST LEAKE	LOUGHBOROUGH	LEICESTERSHIRE	LE12 6LJ	161
ROZEMINA HARUN	AHMAD	71 THOROLD ROAD	ILFORD	ESSEX		IG7 4EU	42
							8789

//

File No. 82-4964

coform

RECEIVED

2007 APR 18 A 8:17

OFFICE OF INTERNATIONAL CORPORATE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	628	418	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	644.4	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s): Helen Stephanie White	Class of shares allotted: Ordinary	Number allotted: 628
Address: Woodnock Farm Calow Green Chesterfield Derbyshire		
UK postcode: S44 5DD		
Name(s): Nicola Jane Wills	Class of shares allotted: Ordinary	Number allotted: 418
Address: 42 Hawthorn Avenue Birstall Leicester		
UK postcode: LE4 4HJ		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 22 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,812		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 20812
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ Date 22 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 21 March 2007

Alliance Leicester

2003 3 Year Maturity   Tranche 10

Name		Address					Total Options Exercised
STEPHEN	KERSHAW	18 PRIMULA DRIVE	WALTON HALL PARK E	LIVERPOOL	MERSEYSIDE	L9 1JR	134
LIAN MARGARET	FROST	1 HAZEL CLOSE	OAKS ROAD	GREAT GLEN	LEICESTER	LE8 9EX	268
CATHERINE ELIZABETH	HOUSE	17 KIRKBURN AVENUE	CAMBUSLANG	GLASGOW		G72 8NT	483
GEOFFREY STEPHEN	DALY	49 ZANDER GROVE	CROXTETH PARK	LIVERPOOL	MERSEYSIDE	L12 0QP	187
VIRGINIA JOAN	KILGALLEN	75 LEICESTER ROAD	OADBY	LEICESTER	LEICESTERSHIRE	LE2 4DF	268
PATRICIA ANNE	JOHNSON	18 HARTDALE ROAD	THORNTON	LIVERPOOL	MERSEYSIDE	L23 1TA	268
ELIZABETH ADELE	LARKIN	59 THOMSON ROAD	SEAFORTH			L21 1AN	134
MICHELLE	KENT	1 WELLINGTON CLOSE	BURBAGE	LEICESTER		LE10 2GH	939
CAROLE ELLEN	BERRY	145 PRINCES ROAD	LANGLEY POINT	EASTBOURNE	EAST SUSSEX	BN23 6HP	402
JULIE ANNE	HUGHES	22 FAR MOSS ROAD	BLUNDELLSANDS	LIVERPOOL	MERSEYSIDE	L23 8TQ	1342
WENDY ELISABETH	CLEWES	9 FERRARS COURT	THORPE ASTLEY	LEICESTER		LE3 3TW	53
DIANE STEPHANIE	ESSEX	10 EASTWOOD ROAD	LEICESTER			LE2 8DB	375
PHILIP THOMAS	MORRIS	16 SQUIRREL CLOSE	NARBOROUGH	LEICESTER		LE19 3WF	268
KEVIN JOSEPH	MURPHY	98 WATERSIDE	SEFTON	MERSEYSIDE		L30 0RB	161
BRIAN	JOHNSON	3 SOUTHFIELDS AVENUE	OADBY	LEICESTER		LE2 5GL	671
MARY PATRICIA	TURNER	3 JORDANSTOWN ROAD	NEWTOWNABBEY	COUNTY ANTRIM		BT370QD	1342
RACHEL JANE	GASCOIGNE	23 BUCKINGHAM ROAD	FOREST LEA	COALVILLE	LEICESTER	LE67 4PB	268
FRANCES ELIZABETH	BURDEN	52 SOPERS LANE	CHRISTCHURCH	DORSET		BH23 1JF	805
LORINDA	JOHNSTON	23 KNOWL ROAD	MIRFIELD	WEST YORKSHIRE		WF14 8DJ	268
BARBARA ANN	LEE	41 ROSEWORTH AVENUE	ORRELL PARK	LIVERPOOL	MERSEYSIDE	L9 8HG	214
ALAN	WRIGHT	24 BRACKEN WOOD	CROXTETH COUNTRY	LIVERPOOL	MERSEYSIDE	L12 0NG	134
NICHOLAS MARK	WHATSIZE	3 PARK CRESCENT	OADBY	LEICESTER		LE2 5YJ	268
SUSAN MARIE	WOODCOCK	ROSE COTTAGE	18 LUMP LANE	GRENOSIDE	SHEFFIELD	S35 8PL	402
ALISON MHAIRI	WALLACE	FAIRVIEW	PARK ROAD	SCOTBY	CARLISLE	CA4 8AT	161
LINDA	GENTRY	36 CANON WOODS WAY	KENNINGTON	ASHFORD	KENT	TN24 9QY	268
GALE HELEN	HIGGINS	53 CARR HOUSE LANE	INCE BLUNDELL	LIVERPOOL		L38 1QE	107
VIVIENNE PATRICIA	SMITH	18 WOODHALL PARK MOUNT	STANNINGLEY	PUDSEY		LS28 7HE	537
DENISE	PARTRIDGE	4 COVERT CLOSE	SYSTON	LEICESTER		LE7 1YH	402
VALERIE JOAN	TEASDALE	CORNER VIEW	ONE MEADOW ROAD	WORKSOP	NOTTINGHAMSHIRE	S80 3QE	1342
KRYSTYNA ELZBIETA	SIWEK	31 LYME ROAD	LEICESTER			LE2 1QF	1342
ROHAN JANE	FRANKS	69 HASKELL CLOSE	THORPE ASTLEY	LEICESTER		LE3 3UA	53
BRENDA	MCBRIDE	18 HEYSCROFT ROAD	WOOLTON	LIVERPOOL	MERSEYSIDE	L25 8RU	161
ANDREW JOHN	FREEMAN	8 BARTON ROAD	BARLESTONE	NUNEATON	WARWICKSHIRE	CV13 0EP	537
SEAN FRANCIS	RABBITTE	4 COLE CRESCENT	AUGHTON	ORMSKIRK	LANCASHIRE	L39 5AJ	805
CLAIRE ELIZABETH	SEERY	20 HAREBELL CLOSE	FORMBY	LVERPOOL	MERSEYSIDE	L37 4JP	537
SHEILA	GRAHAM	25 JOHNSTON AVENUE	BOOTLE	MERSEYSIDE		L20 6HE	107
IRENE	NORTON	85 DOMBEY STREET	TOXTETH	LIVERPOOL	MERSEYSIDE	L8 5TJ	161
YVONNE LAVINIA CARTWRIGHT	MCCARTON	54 PRESCOT ST	NEW BRIGHTON	WALLASEY		CH459JW	1342
KEITH	TURTLE	22 MAYFAIR AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE	L23 2TL	537
MARY	BOURKE	5 NORRIS GREEN ROAD	WEST DERBY	LIVERPOOL	MERSEYSIDE	L12 8QG	161
LYNDA MARIE	MAINE	181 LEICESTER ROAD	SUTTON IN THE ELMS	LEICESTERSHIRE		LE9 6QF	268
TRACEY ESTELLE	EATON	23 WANLIP AVENUE	BIRSTALL	LEICESTER	LEICESTERSHIRE	LE4 4JQ	134
CLARE ELISE	GORDON	6 ST CATHERINES CLOSE	BURBAGE	LEICESTERSHIRE		LE10 2QD	214
TARULATTA	PATEL	38B CHELSFIELD ROAD	ORPINGTON	KENT		BR5 4DW	268
SARAH LOUISE	ELLISON	82 MOUNT PLEASANT ROAD	CASTLE GRESLEY	SWADLINCOTE	DERBYSHIRE	DE11 9JG	107
IAN	TATE	14 DUNES DRIVE	FORMBY	LIVERPOOL		L37 1PF	268
RONALD	TELFORD	6 NURSERY DRIVE	BIRCH GARDENS	POYNTON	CHESHIRE	SK12 1WB	268
PAULA	TAYLOR	14 AVIARY ROW	LEEDS			LS12 2NZ	107
REHFAT	ASHRAF	26 BRAMPTON DRIVE			LIVERPOOL	L8 7ST	429
BRIAN CYRIL	DIAS	46 HARROW ROAD	LEICESTER			LE3 0JW	268
SANGEETA ELIZABETH	BHARDWAJ	24 BRANSDALE CLOSE	FARNDALE AVENUE	WHITMORE REANS	WOLVERHAMPTON	WV6 0TN	53
SHONA ALISON FIONA MACBRAYNE	COPLEY	PENHELYK	COGOS PARK	MYLOR BRIDGE	FALMOUTH	TR115SF	161
ALISON	HICKEY	2 ST DAVIDS ROAD	ANFIELD	LIVERPOOL	MERSEYSIDE	L4 2RH	53
							20812

File No. 82-4964

coform

RECEIVED

2007 APR 18 A 8:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	134		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Julie Paterson	Class of shares allotted: Ordinary	Number allotted: 134
Address: 1 Achurch Close Stoney Stanton Leics		
UK postcode: LE9 4HB		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 28 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	03	2007	26	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6291	1208	3715
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 90

Schedule of Allotments

Date of Exercise: 26/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Clive Andrew	Relf	Wharf	Tonbridge	Kent	TN9 1QP		0	1308	1,308	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1308	**1,308**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		90
Schedule of Allotments		
Date of Exercise:		**23 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Conrad Shane	Taggart	40 Dovedale Road	Stoneygate	Leicester	LE2 2DJ	0	0	604	604	0	0
Conrad Shane	Taggart	40 Dovedale Road	Stoneygate	Leicester	LE2 2DJ	0	0	604	604	0	0
								1208	**1,208**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 90

Schedule of Allotments

Date of Exercise: 26/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Piush	Desai	Alliance And Leicester	Permanent House	Street	Leicester	LE1 5BJ		0	1123	1,123	0	0
Conrad Shane	Taggart	40 Dovedale Road	Stoneygate	Leicester	LE2 2DJ		0	0	2556	2,556	0	0
Conrad Shane	Taggart	40 Dovedale Road	Stoneygate	Leicester	LE2 2DJ		0	0	3348	3,348	0	0
Loma Carolyn	Price	Ty-Ni 22 Foxglove Avenue	Brizlincote Valley	Trent	Staffordshire	DE15 9HQ		0	1304	1,304	0	0
Loma Carolyn	Price	Ty-Ni 22 Foxglove Avenue	Brizlincote Valley	Trent	Staffordshire	DE15 9HQ		0	367	367	0	0
									8698	**8,698**	**0**	**0**

File No. 82-4964

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	23	23
Month	03	03
Year	2007	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18150	23241	43877
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.795	£8.60

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	85,268
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 7

Signed [signature] **Date** 26.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 89

Schedule of Allotments

Date of Exercise: 23/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Margaret Kathryn	Neill	Farmhouse	23 Bolton Lane	Mowbray	Leicestershire	LE14 4JE		1703	1,703	0	0
Robert	Samuels	Close	Beauchamp	Leicester	LE8 0PY		0	329	329	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								2032	**2,032**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 89

Schedule of Allotments

Date of Exercise: **23 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Susan	Styles	The Banks	Daventry Road	Newnham	Northants	NN11 3HF		0	1555	1,555	0	0
Susan	Styles	The Banks	Daventry Road	Newnham	Northants	NN11 3HF		0	1555	1,555	0	0
Georgina Wendy	Broad	Glebe House	13 Station Road	Market Bosworth	Leicestershire	CV13 0JS		0	776	776	0	0
Georgina Wendy	Broad	Glebe House	13 Station Road	Market Bosworth	Leicestershire	CV13 0JS		0	776	776	0	0
Russell	Wilkinson	109 Mere Road	Wigston	Leicester	Leicestershire	LE18 3RN		0	979	979	0	0
Russell	Wilkinson	109 Mere Road	Wigston	Leicester	Leicestershire	LE18 3RN		0	979	979	0	0
Eileen Marie	Burke	109 Mere Road	Wigston	Leicester	LE18 3RN			0	1000	1,000	0	0
Eileen Marie	Burke	109 Mere Road	Wigston	Leicester	LE18 3RN			0	1975	1,975	0	0
Eileen Marie	Burke	109 Mere Road	Wigston	Leicester	LE18 3RN		0	0	1000	1,000	0	0
Eileen Marie	Burke	109 Mere Road	Wigston	Leicester	LE18 3RN		0	0	1975	1,975	0	0
									12570	**12,570**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 89

Schedule of Allotments
Date of Exercise: 23/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Susan	Styles	The Banks	Daventry Road	Newnham	Northants	NN11 3HF		0	5141	5,141	0	0
Geoffrey Arthur	Faulkner	90 Copse Avenue	West Wickham	Kent	BR4 9NP		0	0	2517	2,517	0	0
Margaret Kathryn	Neill	The Old Farmhouse	23 Bolton Lane	Mowbray	Leicestershire	LE14 4JE		0	1817	1,817	0	0
Margaret Kathryn	Neill	The Old Farmhouse	23 Bolton Lane	Mowbray	Leicestershire	LE14 4JE		0	142	142	0	0
Robert	Samuels	14 St Wilfrids Close	Kibworth Beauchamp	Leicester	LE8 0PY		0	0	1639	1,639	0	0
Russell	Wilkinson	109 Mere Road	Wigston	Leicester	Leicestershire	LE18 3RN		0	4499	4,499	0	0
Ian Richard	Walker	1A Brocks Hill Drive	Oadby	Leicester	Leicestershire	LE2 5RE		0	1386	1,386	0	0
Ian Richard	Walker	1A Brocks Hill Drive	Oadby	Leicester	Leicestershire	LE2 5RE		0	602	602	0	0
Eileen Marie	Burke	109 Mere Road	Wigston	Leicester	LE18 3RN		0	0	6530	6,530	0	0
									24273	**24,273**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		89
Schedule of Allotments		
Date of Exercise:		**23 March 2007**

Forename	Surname	Address						Quantity to Exercise	*Issue to Cazenove* Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mr	Stephen	Leonard	Rosewood House	562 Kenilworth Road	Balsall Common	Warks	CV7 7RZ	2790	2,790	0	0
Mr	Stephen	Leonard	Rosewood House	562 Kenilworth Road	Balsall Common	Warks	CV7 7RZ	2790	2,790	0	0
								5580	**5,580**	**0**	**0**

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Unapproved Company Share Option Scheme
Batch NO 89

Schedule of Allotments
Date of Exercise: 23/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Stephen	Leonard	Rosewood House	562 Kenilworth Road	Balsall Common	Warks	CV7 7RZ	0	7674	7,674	0	0
Stephen	Leonard	Rosewood House	562 Kenilworth Road	Balsall Common	Warks	CV7 7RZ	0	7267	7,267	0	0
								14941	**14,941**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 89

Schedule of Allotments
Date of Exercise: 23/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Graham	Pilkington	Limehurst	11A Weathercock Lane	Sands	Milton Keynes	MK17 8NP		3411	3,411	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3411	**3,411**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 89

Schedule of Allotments

Date of Exercise: 23/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Graham	Pilkington	Limehurst	11A Weathercock Lane	Woburn Sands	Milton Keynes	MK17 8NP	0	9380	9,380	0	0
Graham	Pilkington	Limehurst	11A Weathercock Lane	Woburn Sands	Milton Keynes	MK17 8NP	0	13081	13,081	0	0
								22461	**22,461**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
[illegible]

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	03	2007	27	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1455	1693	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 3,148
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] **Date** 23.5.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme - SELF FUNDED exercise of Mr Daniel Powell

Batch NO 91

Schedule of Allotments

Date of Exercise: 27/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	**Issue to participant**	Issue to Spouse
Daniel	Powell	3 Mawby Close	Whetstone	Leicester	Leicestershire	LE8 6XA		0	1693	0	1,693	0
Daniel	Powell	3 Mawby Close	Whetstone	Leicester	Leicestershire	LE8 6XA		0	1455	0	1,455	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									3148	**0**	**3,148**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From (Day Month Year)	To (Day Month Year)
	27 03 2007	27 03 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	334	1400	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£5.33	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 1,734
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ______ **Date** 27.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	91
Schedule of Allotments	
Date of Exercise:	27/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew William	Poulten	Grange Lodge	Rowton Lane	Rowton	Cheshire	CH3 6AT		334	334	0	0
Stephen John	Pearce	3 Bullfield Close	Oakham	Rutland	Leicestershire	LE15 7NY		1400	1,400	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1734	**1,734**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2007	22	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16128	4541	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 20,669
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] **Date** 23.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 88

Schedule of Allotments

Date of Exercise: **22 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
James David	Bone	2 Lynmouth Drive	Gilmorton	Lutterworth	Leicestershire	LE17 5PG	1013	1,013	0	0
James David	Bone	2 Lynmouth Drive	Gilmorton	Lutterworth	Leicestershire	LE17 5PG	1013	1,013	0	0
							2026	**2,026**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	88
Schedule of Allotments	
Date of Exercise:	22/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martin Paul	Harrison	11 The Greenway	Kibworth Beauchamp	Leicester	Leicestershire	LE8 0LU			2972	2,972	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									2972	**2,972**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	88
Schedule of Allotments	
Date of Exercise:	22/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Susan Elizabeth	Quigley	Church Farm House	The Village	Wirral	Cheshire	CH64 5TH			1569	1,569	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									1569	**1,569**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 88

Schedule of Allotments
Date of Exercise: **22 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martin Paul	Harrison	11 The Greenway	Kibworth Beauchamp	Leicester	Leicestershire	LE8 0LU		656	656	0	0
Christopher	Jones	Flat 34	Roberts Court	Barkston	Kensington	London	SW5 0ES	6395	6,395	0	0
Martin Paul	Harrison	11 The Greenway	Kibworth Beauchamp	Leicester	Leicestershire	LE8 0LU		656	656	0	0
Christopher	Jones	Flat 34	Roberts Court	45/49	Kensington	London	SW5 0ES	6395	6,395	0	0
								14102	**14,102**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007	19	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13617	2906	1439
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 17,962
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] **Date** 21 March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 85

Schedule of Allotments

Date of Exercise: 19/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian	Thornton	3 Ireland Crescent	Cookridge	Leeds	West Yorkshire	LS16 6SY	1472	1,472	0	0
Ian	Thornton	3 Ireland Crescent	Cookridge	Leeds	West Yorkshire	LS16 6SY	1439	786	653	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							2911	**2,258**	**653**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	85
Schedule of Allotments	
Date of Exercise:	19/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mark Evan	Jones	2 Fell Close	Saddington Grange	Fleckney	Leicester	LE8 8DG			3197	3,197	0	0
Carl Thomas	Wall	46 Hidcote Road	Oadby	Leicester	LE2 5PE				1390	1,390	0	0
Gary	Wilkinson	5 Bonner Close	Oadby	Leicester	Leicestershire	LE2 4UZ			7558	7,558	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									12145	12,145	0	0

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 85

Schedule of Allotments
Date of Exercise: **19 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Gary	Wilkinson	5 Bonner Close	Oadby	Leicester	Leicestershire	LE2 4UZ		0	2906	2,906	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									2906	**2,906**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	03	2007
To	22	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10098	19154	4789
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.60	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 34,041
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 6

Signed ____________________ **Date** 22.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		87
Schedule of Allotments		
Date of Exercise:		**22 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Sarbjeet Singh	Uppal	13 Linden Lea	Bedworth	Nuneaton	CV12 8UD	0	980	980	0	0
Sarbjeet Singh	Uppal	13 Linden Lea	Bedworth	Nuneaton	CV12 8UD	0	980	980	0	0
							1960	**1,960**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 87

Schedule of Allotments

Date of Exercise: **22 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Shaun Kingsley	Astley	12 Hambleton Close	Oakham	Rutland	LE15 6FY	0	4069	4,069	0	0
Shaun Kingsley	Astley	12 Hambleton Close	Oakham	Rutland	LE15 6FY	0	4069	4,069	0	0
							8138	**8,138**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 87

Schedule of Allotments

Date of Exercise: 22/03/2007

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
SHAUN KINGSLEY	ASTLEY	12 HAMBLETON CLOSE	OAKHAM	RUTLAND	LE15 6FY	11627	11,627	0	0
						11627	**11,627**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 87

Schedule of Allotments

Date of Exercise: 22/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Karen Jean	Witty	Ragstone Cottage	38 Kennington Road	Ashford	Kent	TN24 oNR		1320	1,320	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1320	**1,320**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	87
Schedule of Allotments	
Date of Exercise:	22/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANDREW TIMOTHY	HEDGES	46 CHURCH AVENUE	HOLY CROSS	CLENT	WEST MIDLANDS	DY9 9QT	1491	1,491	0	0
SARBJEET SINGH	UPPAL	13 LINDEN LEA	BEDWORTH	NUNEATON	WARWICKSHIRE	CV12 8UD	4716	4,716	0	0
SARBJEET SINGH	UPPAL	13 LINDEN LEA	BEDWORTH	NUNEATON	WARWICKSHIRE	CV12 8UD	1492	1,492	0	0
							7699	7,699	0	0

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 87

Schedule of Allotments
Date of Exercise: 22/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Sarbjeet Singh	Uppal	13 Linden Lea	Bedworth	Nuneaton	Warwickshire	CV12 8UD	3297	3,297	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							3297	**3,297**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2007	21	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15995	1127	6253
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£7.545	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 1	0 3	2 0 0 7	2 1	0 3	2 0 0 7

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34605		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	57980
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] Date 22.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SUE KETTLE, SHARE SCHEMES,
ALLIANCE AND LEICESTER PLC

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 87

Schedule of Allotments
Date of Exercise: 21/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Hilary Jane	Buckley	136 Uplands Road	Oadby	Leicester	Leicestershire	LE2 4NR		850	850	0	0
Bryce Paul	Glover	2 Lamphey Close	Heaton	Bolton	Lancashire	BL1 5AU		3488	3,488	0	0
Graeme John	Findlay	39 Meadow Close	Hockley Heath	Solihull	B94 6PG			277	277	0	0
Graeme John	Findlay	39 Meadow Close	Hockley Heath	Solihull	B94 6PG			639	639	0	0
Graeme John	Findlay	39 Meadow Close	Hockley Heath	Solihull	B94 6PG			1188	1,188	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								6442	**6,442**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 87

Schedule of Allotments

Date of Exercise: 21/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
LLOYD MARK	LEWIS	12 MEADOWAY	TARLETON	PRESTON	PR4 6NA		1383	1,186	197	0
BRYCE PAUL	GLOVER	2 LAMPHEY CLOSE	HEATON	BOLTON	LANCASHIRE	BL1 5AU	13953	13,953	0	0
FRASER WILLIAM	PATON	82 WOODFIELD AVENUE	EDINBURGH	EH13 0QP			1246	1,246	0	0
COLIN STANLEY	JONES	KELANI	DRIVE	BLUNDELLSANDS	MERSEYSIDE	L23 7XA	3676	3,676	0	0
PETER JOHN	CURRY	97 DELPH PARK AVENUE	AUGHTON	ORMSKIRK	LANCASHIRE	L39 5DF	5232	5,232	0	0
GERARD C	LANE	HIGHFIELD HOUSE	LANE	LICHFIELD	STAFFORDSHIRE	WS14 9JA	4988	4,988	0	0
GERARD C	LANE	HIGHFIELD HOUSE	BOLEY COTTAGE	LICHFIELD	STAFFORDSHIRE	WS14 9JA	5065	5,065	0	0
							35543	**35,346**	**197**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 87

Schedule of Allotments

Date of Exercise: **21 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mark John Walsh	Griffin	3 The Gables	Upper Packington Road	Ashby De La Zouch	Leicestershire	LE65 1EH		3046	3,046	0	0
Mark John Walsh	Griffin	3 The Gables	Upper Packington Road	Ashby De La Zouch	Leicestershire	LE65 1EH	0	3046	3,046	0	0
Christopher Mark	Long	18 Wysemead	Horley	Surrey	RH6 9XX		0	725	725	0	0
Christopher Mark	Long	18 Wysemead	Horley	Surrey	RH6 9XX		0	725	725	0	0
Colin Stanley	Jones	Kelani	13 Sunningdale Drive	Blundellsands	L23 7XA		0	822	822	0	0
Peter John	Curry	97 Delph Park Avenue	Aughton	Ormskirk	L39 5DF		0	1202	1,202	0	0
Gerard C	Lane	Highfield House	Boley Cottage Lane	Lichfield	WS14 9JA		0	2194	2,194	0	0
Colin Stanley	Jones	Kelani	13 Sunningdale Drive	Blundellsands	L23 7XA		0	822	822	0	0
Peter John	Curry	97 Delph Park Avenue	Aughton	Ormskirk	L39 5DF		0	1202	1,202	0	0
Gerard C	Lane	Highfield House	Boley Cottage Lane	Lichfield	WS14 9JA		0	2194	2,194	0	0
								15978	**15,978**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Restricted Share Plan

Batch NO 67

Schedule of Allotments

Date of Exercise: **21 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher Mark	Long	18 Wysemead	Horley	Surrey	RH6 9XX		0	0	17	17	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									17	**17**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2007	16	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5980	3930	8248
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 18,158
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form **4**

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 84

Schedule of Allotments

Date of Exercise: 16/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	5665	5,665	0	0
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	3930	3,930	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								9595	**9,595**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 84

Schedule of Allotments
Date of Exercise: 16/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	315	315	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							315	**315**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 84

Schedule of Allotments
Date of Exercise: **16 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	1134	1,134	0	0
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	1134	1,134	0	0
								2268	**2,268**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 84

Schedule of Allotments
Date of Exercise: **16 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Annika Maria	Wahlberg	The Castle	Church Hill	Stretton-On-Dunsmore	Warwickshire	CV23 9NA		0	2990	1,231	1,759	0
Annika Maria	Wahlberg	The Castle	Church Hill	Stretton-On-Dunsmore	Warwickshire	CV23 9NA		0	2990	1,230	1,760	0
0	0	0	0	0	0		0	0	0	0	0	0
0	0	0	0	0	0		0	0	0	0	0	0
									5980	**2,461**	**3,519**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	03	2007	20	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6976	4621	14156
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.795	£8.60

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	25,753
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______ Date 20-03-07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 86

Schedule of Allotments
Date of Exercise: 20/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael A	Thomas	Oxholme	Devon Lane	Bottesford	Nottinghamshire	NG13 0BZ			8851	8,851	0	0
David Christopher	Austen	6 Biggs Close	Whetstone	Leicester	Leicestershire	LE8 6WG			3764	3,764	0	0
John	Arthur	6 Westfield Close	Market Harborough	Leicestershire	LE16 9DX				1221	1,221	0	0
Mark Grenville	Evans	12 Speedwell Road	Mountsorrel	Leicestershire	LE12 7FF				1288	1,288	0	0
Paul Thomas	Carine	Holmberry	2 Main Street	Newton Kyme	Tadcaster	North Yorkshire	LS24 9LS		1322	1,322	0	0
Robert James	Wheeler	The Old Grange	8 The Green	Clipston	Harborough	LE16 9RS			1474	1,474	0	0
Robert James	Wheeler	The Old Grange	8 The Green	Clipston	Harborough	LE16 9RS			857	857	0	0
									18777	**18,777**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 86

Schedule of Allotments

Date of Exercise: **20 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael A	Thomas	Oxholme	Devon Lane	Bottesford	re	NG13 0BZ	0	3488	3,488	0	0
Michael A	Thomas	Oxholme	Devon Lane	Bottesford	re	NG13 0BZ	0	3488	3,488	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								6976	**6,976**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2007	16	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5980	3930	8248
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 18,158
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 4

Signed [signature] Date 20 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 84

Schedule of Allotments

Date of Exercise: 16/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ		0	0	5665	5,665	0	0
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ		0	0	3930	3,930	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									9595	**9,595**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 84

Schedule of Allotments
Date of Exercise: 16/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	315	315	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							315	**315**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 84

Schedule of Allotments

Date of Exercise: **16 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	1134	1,134	0	0
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ	0	0	1134	1,134	0	0
								2268	**2,268**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 84

Schedule of Allotments

Date of Exercise: **16 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Annika Maria	Wahlberg	The Castle	Church Hill	Stretton-On-Dunsmore	Warwickshire	CV23 9NA		0	2990	1,231	1,759	0
Annika Maria	Wahlberg	The Castle	Church Hill	Stretton-On-Dunsmore	Warwickshire	CV23 9NA		0	2990	1,230	1,760	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									5980	**2,461**	**3,519**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 15 Month 03 Year 2007	Day 15 Month 03 Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5306	1646	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 6,952
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 16th March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Deferred Bonus Plan

Batch NO 83

Schedule of Allotments

Date of Exercise: **15 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	Lincolnshire	NG32 2DN	823	823	0	0
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	Lincolnshire	NG32 2DN	823	823	0	0
								1646	**1,646**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 83

Schedule of Allotments

Date of Exercise: 15/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Stuart	Wilson	The Lake House	15 Malthouse Meadow	Hillfield Hall	Solihull	B91 3DB		0	1527	1,527	0	0
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	Lincolnshire	NG32 2DN		3779	3,779	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									5306	**5,306**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	03	2007	13	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1785	1620	659
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£7.95	£7.545	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13 / 03 / 2007	13 / 03 / 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1788	5184	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 11,036
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 15.3.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 81

Schedule of Allotments

Date of Exercise: 13/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David Christopher	Austen	6 Biggs Close	Whetstone	Leicester	Leicestershire	LE8 6WG		1785	1,785	0	0
Robert	McAllister	Gardens	Coton Meadows	Rugby	Warwickshire	CV23 0WT		1620	1,620	0	0
Robert	McAllister	Gardens	Coton Meadows	Rugby	Warwickshire	CV23 0WT		659	659	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								4064	**4,064**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		81
Schedule of Allotments		
Date of Exercise:		**13 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David Christopher	Austen	6 Biggs Close	Whetstone	Leicester	Leicestershire	LE8 6WG	0	894	894	0	0
David Christopher	Austen	6 Biggs Close	Whetstone	Leicester	Leicestershire	LE8 6WG	0	894	894	0	0
								1788	**1,788**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 81

Schedule of Allotments

Date of Exercise: 13/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
DAVID CHRISTOPHER	AUSTEN	6 BIGGS CLOSE	WHETSTONE	LEICESTER	HIRE		LE8 6WG		3707	3,707	0	0
ALAN GORDON	FANTOM	14 LIME STREET	SOUTHPORT	MERSEYSIDE			PR8 6DA		1477	1,477	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									5184	**5,184**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2007	14	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3751		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 3,751
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 15.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 82

Schedule of Allotments
Date of Exercise: 14/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Alan David	Wall	The Grange	Cat Tail Lane	Scarisbrick	West Lancs	PR8 5LW	3751	3,751	0	0
							3751	**3,751**	**0**	**0**

CNON
14/3/07

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,770	788	2,947
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	632	689	668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) PLEASE SEE SCHEDULES ATTACHED	Class of shares allotted: Ordinary	Number allotted: 6505
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 14 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 14 March 2007

Alliance Leicester

Early Exercise 2002 Plan

Name				Address			Total Options Exercised
MR	MICHAEL	HOWE	46 NEWLYN AVENUE	MAGHULL	LIVERPOOL	L31 6AX	1,653
MRS	PATRICIA	WHITBY	16 ELGIN AVENUE	WARRINGTON	CHESHIRE	WA4 6BU	1,117
						Total	**2,770**

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 14 March 2007

Alliance Leicester

Early Exercise 2003 Plan

Name			Address				Total Options Exercised
MRS	PATRICIA	WHITBY	16 ELGIN AVENUE	WARRINGTON	CHESHIRE	WA4 6BU	788
						Total	**788**

66?

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 14 March 2007

Alliance Leicester

Early Exercise 2004 Plan

Name			Address				Total Options Exercised
MISS	GLENDA	DAVIES	36 WINDSOR ROAD	FORMBY	LIVERPOOL	L37 6DY	454
MR	ANDREW	DAWBER	19 BLACKHURST ROAD	LYDIATE	LIVERPOOL	L31 4JW	87
MRS	MARGARET	DONNELLY	100 STORRINGTON AVENUE	CROXTETH	LIVERPOOL	L11 9AU	681
MRS	MAUREEN	HOLMES	27 ORIEL DRIVE	AINTREE	LIVERPOOL	L10 3JL	454
MRS	JANICE	JONES	12 THE CARTERS	NETHERTON	MERSEYSIDE	L30 7QW	454
MISS	MARY	PERRIN	58 CUNSTER STREET	LEICESTER	LE3 0SD		454
MISS	HAYLEY	PRESTON	3 WOOODGON ROAD	ANSTEY	LEICESTER	LE7 7EQ	136
MR	KIARAN	RYAN	8 SPRIG CLOSE	LIVERPOOL	L9 0NW		227
						Total	**2947**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	976	44	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	705	813	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PLEASE SEE SCHEDULES ATTACHED	Class of shares allotted: Ordinary	Number allotted: 1020
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 14 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 14 March 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			**Address**				**Total Options Exercised**
MR	ANDREW	DAWBER	19 BLACKHURST ROAD	LYDIATE	LIVERPOOL	L31 4JW	48
MRS	MARGARET	DONNELLY	AVENUE	CROXTETH	LIVERPOOL	L11 9AU	258
MRS	JANICE	JONES	12 THE CARTERS	NETHERTON	MERSEYSIDE	L30 7QW	155
MISS	ANGELA	MAHER	13 ST OSWALDS LANE	BOOTLE	MERSEYSIDE	L30 5QD	129
MISS	MARY	PERRIN	58 CUNSTER STREET	LEICESTER	LE3 0SD		232
MISS	HAYLEY	PRESTON	3 WOOODGON ROAD	ANSTEY	LEICESTER	LE7 7EQ	77
MR	KIARAN	RYAN	8 SPRIG CLOSE	LIVERPOOL	L9 0NW		77
						Total	**976**

813

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 14 March 2007

Alliance Leicester

Early Exercise 2006 Plan

Name				Address		Total Options Exercised
MISS	MARY	PERRIN	58 CUNSTER STREET	LEICESTER	LE3 0SD	44
					Total	**44**

File No. 82-4964

RECEIVED

2007 APR 18 A 8:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	03	2007	08	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1738	13295	4184
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	19217
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed __________ **Date** 14.3.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 78

Schedule of Allotments

Date of Exercise: 08/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew John	Dunn	64 Thirlmere Road	Barrow-Upon-Soar	Loughborough	Leicester	LE128QQ	955	955	0	0
Kevin John	Finch	Oaklands	Mill Lane	Exeter	Devon	EX3 0PH	1397	1,397	0	0
Denise Ann	O'Connell	The Limes	Church Lane	Shearsby	Leicester	LE17 6PG	2019	2,019	0	0
Karen	Woods	Gooseberry Farm	Holmesfield	Dronfield	S18 7WB		5232	5,232	0	0
Roy	Hewitt	6 Howells Avenue	Great Sutton	South Wirral	CH66 2SZ		1608	1,608	0	0
							11211	**11,211**	**0**	**0**

CMM

9/3/07

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 78

Schedule of Allotments

Date of Exercise: **8 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Denise Ann	O'Connell	The Limes	Church Lane	Shearsby	Leicester	LE17 6PG	366	366	0	0
Karen	Woods	Gooseberry Farm	Holmesfield	Dronfield	S18 7WB		1726	1,726	0	0
Denise Ann	O'Connell	The Limes	Church Lane	Shearsby	Leicester	LE17 6PG	366	366	0	0
Karen	Woods	Gooseberry Farm	Holmesfield	Dronfield	S18 7WB		1726	1,726	0	0
							4184	**4,184**	**0**	**0**

9/3/07

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 78

Schedule of Allotments
Date of Exercise: 08/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew John	Dunn	64 Thirlmere Road	Barrow-Upon-Soar	Loughborough	Leicester	LE128QQ	526	526	0	0
Keith Lawrence	Groves	26 Sandy Road	Norton	Stourbridge	West Midlands	DY8 3AH	535	535	0	0
Mary Catherine	Monkhouse	Way	Gateacre	Liverpool	Merseyside	L25 5LB	1023	1,023	0	0
Mary Catherine	Monkhouse	Way	Gateacre	Liverpool	Merseyside	L25 5LB	1738	1,738	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							3822	**3,822**	**0**	**0**

CDM
9/3/07

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	03	2007	12	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10541	3255	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.70	£8.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 13,796
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 14.3.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 80

Schedule of Allotments

Date of Exercise: 12/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANNA MARIA	DAVIES	CLOSE	NEWBOLD VERDON	LEICESTERSHIRE	LE9 9LP		1569	1,569	0	0
ROGER	HOOLEY	ROAD	CHEADLE HULME	CHEADLE	CHESHIRE	SK8 5RJ	1686	1,686	0	0
							3255	**3,255**	**0**	**0**

CWM

13/3/07

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 80

Schedule of Allotments
Date of Exercise: 12/03/2007

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
IAN JOHN	HARES	23 LITTLETON CLOSE	KENILWORTH	WARWICKSHIRE	CV8 2WA	10541	10,541	0	0
						10541	**10,541**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	03	2007	09	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17076	8604	1310
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£0.00	£8.795	£7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 09 Month 03 Year 2007	Day 09 Month 03 Year 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26276		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 53,266
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] **Date** 14.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PAR, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 79

Schedule of Allotments
Date of Exercise: **9 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
STEWART	FRASER	IVY HOUSE	AVENUE	KNUTSFORD	CHESHIRE	WA16 0DA	1421	1,421	0	0
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM		NG2 6NG	1033	426	607	0
STUART GRAHAM	DAWKINS	1 CENTRAL AVENUE	CLARENDON PARK	LEICESTER	LEICESTERSHIRE	LE2 1TB	2383	2,383	0	0
GARY	WILKINSON	5 BONNER CLOSE	OADBY	LEICESTER	LEICESTERSHIRE	LE2 4UZ	2906	2,906	0	0
LESLEY	VERNON	15 ORCHARD CLOSE	HILTON	DERBY		DE65 5JF	470	470	0	0
PETER DAVID	DUFFELL	WESTWOOD	MILL LANE	ASLOCKTON	NOTTINGHAM	NG13 9AS	901	372	529	0
NIGEL MARTIN	CADMAN	43 TALBOT WAY	STAPELEY	NANTWICH		CW5 7RR	877	877	0	0
STEWART	FRASER	IVY HOUSE	10 GASKELL	KNUTSFORD	CHESHIRE	WA16 0DA	1421	1,421	0	0
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM		NG2 6NG	1033	426	607	0
STUART GRAHAM	DAWKINS	1 CENTRAL AVENUE	CLARENDON PARK	LEICESTER	LEICESTERSHIRE	LE2 1TB	2383	2,383	0	0
LESLEY	VERNON	15 ORCHARD CLOSE	HILTON	DERBY		DE65 5JF	470	470	0	0
PETER DAVID	DUFFELL	WESTWOOD	MILL LANE	ASLOCKTON	NOTTINGHAM	NG13 9AS	901	372	529	0
NIGEL MARTIN	CADMAN	43 TALBOT WAY	STAPELEY	NANTWICH		CW5 7RR	877	877	0	0
							17076	**14,804**	**2,272**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 79

Schedule of Allotments
Date of Exercise: 09/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
STEWART	FRASER	IVY HOUSE	10 GASKELL AVENUE	KNUTSFORD	CHESHIRE	WA16 0DA	5441	5,441	0	0
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM		NG2 6NG	4837	4,164	673	0
STUART GRAHAM	DAWKINS	1 CENTRAL AVENUE	CLARENDON PARK	LEICESTER	LEICESTERSHIRE	LE2 1TB	7267	7,267	0	0
STUART GRAHAM	DAWKINS	1 CENTRAL AVENUE	CLARENDON PARK	LEICESTER	LEICESTERSHIRE	LE2 1TB	7390	7,390	0	0
LESLEY	VERNON	15 ORCHARD CLOSE	HILTON	DERBY		DE65 5JF	1809	1,809	0	0
PETER DAVID	DUFFELL	WESTWOOD	MILL LANE	ASLOCKTON	NOTTINGHAM	NG13 9AS	4655	4,655	0	0
							31399	**30,726**	**673**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 79

Schedule of Allotments

Date of Exercise: 09/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ALEXANDER	SMITH	FLAT 49	WORSLEY MILL	BLANTYRE STREET	MANCHESTER	M15 4LG	1170	1,170	0	0
LESLEY	VERNON	CLOSE	HILTON	DERBY		DE65 5JF	1097	1,097	0	0
LESLEY	VERNON	CLOSE	HILTON	DERBY		DE65 5JF	1310	877	0	*433
LESLEY	VERNON	CLOSE	HILTON	DERBY		DE65 5JF	1214	946	0	*268
							4791	4,090	0	701

* Linden Vernon (same address as Lesley Vernon)

CAD 8/3/07 ✓

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	03	2007	06	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8325	2374	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	10,699
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] **Date** 9.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 76

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew	Swann	Nield House	Beamond End	Amersham	Buckinghamshire	HP7 0QT		3488	3,488	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3488	**3,488**	**0**	**0**

8/3/07

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 76

Schedule of Allotments
Date of Exercise: **6 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian Frank	Tandy	Bridle Cottage	Fernie Chase	Langton	Leicestershire	LE16 7SE		0	1187	1,187	0	0
Ian Frank	Tandy	Bridle Cottage	Fernie Chase	Langton	Leicestershire	LE16 7SE		0	1187	1,187	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									2374	**2,374**	**0**	**0**

8/3/07

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 76

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian Frank	Tandy	Bridle Cottage	Fernie Chase	Langton	Leicestershire	LE16 7SE		0	4837	4,837	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									4837	**4,837**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 5 0 3 2 0 0 7	0 5 0 3 2 0 0 7

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34651		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES Address: UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 34651
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 9.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778.
DX number 11000 DX exchange LEICESTER 14.

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 73

Schedule of Allotments

Date of Exercise: **5 March 2007**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Alan	Pym	24 Mymms Drive	Brookmans Park	Hatfield	Hertfordshire	AL9 7AF		0	27093	11,146	15,947	0
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	CV47 7RY		7558	3,110	4,448	0
									34651	**14,256**	**20,395**	**0**

File No. 82-4964

RECEIVED

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07 / 03 / 2007	07 / 03 / 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21736	5476	7363
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.60	£0.00	£8.795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 34,575
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 4.3.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 77

Schedule of Allotments

Date of Exercise: 07/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Karen	Spencer	20 Fairway	Kibworth Beauchamp	Leicester	Leicestershire	LE8 0LB	0	1511	1,511	0	0
Mark Alan	Browne	14 Brocks Hill Drive	Oadby	Leicester	Leicestershire	LE2 5RD	0	4125	4,125	0	0
								5636	**5,636**	**0**	**0**

Cioca
8/3/07

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 77

Schedule of Allotments
Date of Exercise: 07/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael Ernest	Ashton	10 Denis Road	Burbage	Hinckley	Leicestershire	LE10 2LR	0	1455	1,455	0	0
Stephen John	Burton	12 Elliot Close	Whetstone	Leicester	LE8 6QX		0	1616	1,616	0	0
Ian John	Hares	23 Littleton Close	Kenilworth	Warwickshire	CV8 2WA		0	7251	7,251	0	0
Ian John	Hares	23 Littleton Close	Kenilworth	Warwickshire	CV8 2WA		0	7363	7,363	0	0
Diane	Henderson	47 Endlebury Road	North Chingford	London	E4 6QB		0	2898	2,898	0	0
Sandra Judith	Odell	10 Wards Lane	Yelvertoft	Northamptonshire	NN6 6LY		0	1401	1,401	0	0
Norah Mary	Dwyer	24 Mill End Lane	Alrewas	Burton On Trent	Staffordshire	DE13 7BX	0	1479	1,479	0	0
								23463	**23,463**	**0**	**0**

CDM
8/3/07

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		77
Schedule of Allotments		
Date of Exercise:		**7 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mark Alan	Browne	14 Brocks Hill Drive	Oadby	Leicester	Leicestershire	LE2 5RD	LE2 5RD	988	988	0	0
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire	SK7 1EH	SK7 1EH	1750	1,750	0	0
Mark Alan	Browne	14 Brocks Hill Drive	Oadby	Leicester	Leicestershire	LE2 5RD	LE2 5RD	988	988	0	0
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire	SK7 1EH	SK7 1EH	1750	1,750	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								5476	**5,476**	**0**	**0**

CNDC
8/3/07

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06 03 2007	06 03 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1351	186421	51872 ✓
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 239,644 ✓
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 20

Signed [signature] **Date** 9.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 74

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
RACHEL JANE	MORRISON	23 THE BEECHES	UPPINGHAM	RUTLAND	LEICESTERSHIRE	LE15 9PG	1453	1,453	0	0
RACHEL JANE	MORRISON	23 THE BEECHES	UPPINGHAM	RUTLAND	LEICESTERSHIRE	LE15 9PG	1453	1,453	0	0
							2906	**2,906**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 75

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Robert Leslie	Towers	27 Winwick Park Avenue	Winwick	Warrington	Cheshire	WA2 8XB	0	5441	5,441	0	0
								5441	**5,441**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 75

Schedule of Allotments
Date of Exercise: 06/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon James	Hull	Toad Hall	New Road	Laxey	Isle Of Man	IM4 7BF	1570	1,570	0	0
Geoffrey Phillip	Mozley	10 Broctone Close	Broughton Astley	Leicester	LE9 6XX		1082	1,082	0	0
							2652	**2,652**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 75

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon James	Hull	Toad Hall	New Road	Laxey	Isle Of Man	IM4 7BF		0	3116	3,116	0	0
Stephen	Hay	10 Carnforth Close	Croxteth Park	West Derby	Merseyside	L12 0HP		0	1673	1,469	204	0
Richard Graham	Price	17 The Chase	Knaresborough	Yorkshire	HG5 0SY			0	3688	3,688	0	0
Christopher John	Murphy	Westcott House	Church Street	Naseby	hire	NN6 6DA		0	1662	1,662	0	0
Christopher John	Murphy	Westcott House	Church Street	Naseby	hire	NN6 6DA		0	1351	1,351	0	0
Alasdair	Cameron	2 Cammo Hill	Cammo	Edinburgh	Mid Lothian	EH4 8EY		0	3657	3,657	0	0
Andrew Charles	Haygarth	Wydders Barn	Free Green Lane	Lower Peover	Knutsford	Cheshire	WA16 9QU		3924	3,924	0	0
Martin William	Evans	48 Moss Lane	Bramhall	Stockport	Cheshire	SK7 1EH		0	4716	4,716	0	0
Steven John	Stopani	Barn Cottage	Top End	Pytchley	Northamptons	NN14 1EX		0	1795	1,795	0	0
Andrew	Swann	Nield House	Beamond End	Amersham	Buckinghamsh	HP7 0QT		0	5814	5,814	0	0
									31396	**31,192**	**204**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	
Batch NO		75
Schedule of Allotments		
Date of Exercise:		**6 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew Charles	Haygarth	Wydders Barn	Free Green Lane	Lower Peover	Knutsford	Cheshire	WA16 9QU	1349	1,349	0	0
Andrew Charles	Haygarth	Wydders Barn	Free Green Lane	Lower Peover	Knutsford	Cheshire	WA16 9QU	1349	1,349	0	0
								2698	**2,698**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 75

Schedule of Allotments
Date of Exercise: **5 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Alasdair	Cameron	2 Cammo Hill	Cammo	Edinburgh	Mid Lothian	EH4 8EY	0	704	704	0	0
Alasdair	Cameron	2 Cammo Hill	Cammo	Edinburgh	Mid Lothian	EH4 8EY	0	704	704	0	0
								1408	**1,408**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	**MATCHING**										
Batch NO	75											
Schedule of Allotments												
Date of Exercise:	**6 March 2007**											
Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Alan David	Wall	The Grange	Cat Tail Lane	Scarisbrick	West Lancs	PR8 5LW	0	877	877	0	0
								877	**877**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 75

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew	Swann	Nield House	Beamond End	Amersham	ire	HP7 0QT	0	6358	6,358	0	0
Andrew	Swann	Nield House	Beamond End	Amersham	Buckinghamsh	HP7 0QT	0	6358	6,358	0	0
								12716	**12,716**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	75

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Damien Paul	McGrath	The Slipway	Manorial Road	Parkgate	South Wirral	CH64 6QW	1453	1,453	0	0
							1453	**1,453**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan **MATCHING**

Batch NO 75

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Robert Leslie	Towers	27 Winwick Park Avenue	Winwick	Warrington	Cheshire	WA2 8XB	0	1646	1,646	0	0
								1646	**1,646**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan **BONUS**

Batch NO 75

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Robert Leslie	Towers	27 Winwick Park Avenue	Winwick	Warrington	Cheshire	WA2 8XB	0	1646	1,646	0	0
								1646	**1,646**	**0**	**0**

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Deferred Bonus Plan

Batch NO 75

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon James	Hull	Toad Hall	New Road	Laxey	Isle Of Man	IM4 7BF	0	1159	1,159	0	0
Simon James	Hull	Toad Hall	New Road	Laxey	Isle Of Man	IM4 7BF	0	1159	1,159	0	0
								2318	**2,318**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 74

Schedule of Allotments

Date of Exercise: **6 March 2007**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Kevin John	Chowne	13 Glebe Road	West Bridgford	Nottingham	NG2 6DS		690	690	0	0
Kevin John	Chowne	13 Glebe Road	West Bridgford	Nottingham	NG2 6DS		690	690	0	0
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	1177	1,177	0	0
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	1177	1,177	0	0
John Anthony	Hennigan	1 Woodlands Court	Oadby	Leicester	LE2 4QE		702	702	0	0
John Anthony	Hennigan	1 Woodlands Court	Oadby	Leicester	LE2 4QE		702	702	0	0
David	Patton	North Lodge	14 Folville Street	Ashby Folville	LE14 2TE		1083	1,083	0	0
David	Patton	North Lodge	14 Folville Street	Ashby Folville	LE14 2TE		1083	1,083	0	0
Richard Graham	Price	17 The Chase	Knaresborough	North	HG5 0SY		1267	1,267	0	0
Andrew Paul	Robinson	34 Chancel Court	Solihull	B91 3DS			1543	1,543	0	0
Andrew Paul	Robinson	34 Chancel Court	Solihull	B91 3DS			1543	1,543	0	0
Ian Stewart	Rubery	42 Mill Hill	Baginton	Coventry	CV8 3AG		566	566	0	0
Ian Stewart	Rubery	42 Mill Hill	Baginton	Coventry	CV8 3AG		566	566	0	0
Richard A	Smithies	Cobweb Cottage	Lady Gate	Diseworth	Derbyshire	DE74 2QF	595	595	0	0
Richard A	Smithies	Cobweb Cottage	Lady Gate	Diseworth	Derbyshire	DE74 2QF	595	595	0	0
William Edward	Sutton	1 Fieldhurst	Barkisland	Halifax	HX4 0JE		4767	4,767	0	0
William Edward	Sutton	1 Fieldhurst	Barkisland	Halifax	HX4 0JE		4767	4,767	0	0
Alan David	Wall	The Grange	Cat Tail Lane	Scarisbrick	West Lancs	PR8 5LW	877	877	0	0
							24390	**24,390**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 74

Schedule of Allotments
Date of Exercise: 06/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mary Patricia	Turner	Road	Newtownabbey	Antrim	BT370QD	0	1322	1,322	0	0
Kevin John	Chowne	13 Glebe Road	West Bridgford	Nottingham	NG2 6DS	0	1656	1,311	345	0
Martyn Dean	Jackson	198 Rugby Road	Milverton	Spa	CV32 6DU	0	545	545	0	0
David Stephen	McCarthy	Close	Narborough	Leicester	LE19 2RH	0	918	918	0	0
Terence David	Green	Lane	Ormskirk	Lancashire	L39 4UF	0	1557	1,557	0	0
							5998	**5,653**	**345**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 74

Schedule of Allotments
Date of Exercise: 06/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cażenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Scott Franklyn	Borman	Joshemil	Road	Lincoln	LN1 1EQ		0	1453	1,453	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1453	**1,453**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 74

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael	Dawbarn	87 Aviemore Drive	Fearnhead	Warrington	WA2 0TH	Cheshire	3410	3,410	0	0	
								3410	**0**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 74

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
William Edward	Sutton	1 Fieldhurst	Barkisland	Halifax	HX4 0JE			9069	9,069	0	0
Andrew David	Warsop	11 Green Leys	Compton Acres	West Bridgford	Nottinghamshire	NG2 7RX		1390	1,390	0	0
Fiona Jane	Thompson	Rocholme	Nemos Close	Helsby	Frodsham	Cheshire	WA6 9QG	1322	1,322	0	0
Stephen Malcolm	Charlton	1 Geary Close	Royal Lodge	Narborough	Leicestershire	LE19 2RD		1407	1,407	0	0
Gordon Graham	Daniels	20 Kingston Close	Mere View	Bolton Road	Lancashire	Bury		1681	1,476	205	0
Kevin John	Chowne	13 Glebe Road	West Bridgford	Nottingham	NG2 6DS			2280	2,280	0	0
Ian Stewart	Rubery	42 Mill Hill	Baginton	Coventry	CV8 3AG			3900	3,900	0	0
Jonathan	Wright	10 Attenborough Close	Thorpe Astley	Braunstone	Leicestershire	Leicester	LE3 3UD	1238	1,238	0	0
Richard	Davies	20 Elizabeth Way	The Beeches	Uppingham Oakham	Leicestershire	LE15 9PQ		1721	1,721	0	0
David Stephen	McCarthy	29 Robotham Close	Narborough	Leicester	LE19 2RH			418	418	0	0
Barbara Lynne	Kerr	Ivycottage 136 Harridge	Scarisbrick	Nr. Ormskirk	Merseyside	L40 8HD		1597	1,597	0	0
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU		3722	3,722	0	0
Martyn Dean	Jackson	198 Rugby Road	Milverton	Leamington Spa	CV32 6DU			919	919	0	0
Donna Marie	Leech	Mannville House	6 Yew Tree Close	Willoughby Waterleys	Leicestershire	LE8 6BU		1444	1,444	0	0
Rachel Jane	Morrison	23 The Beeches	Uppingham	Rutland	Leicestershire	LE15 9PG		4447	4,447	0	0
Andrew Paul	Robinson	34 Chancel Court	Solihull	B91 3DS				6395	6,395	0	0
Richard A	Smithies	Cobweb Cottage	Lady Gate	Diseworth	Derbyshire	DE74 2QF		3435	3,435	0	0
Mark Percival	Tomlinson	9 Pinewood Close	Scarisbrick	Southport	Merseyside			1870	1,870	0	0
David	Patton	North Lodge	14 Folville Street	Ashby Folville	LE14 2TE			4262	4,262	0	0
								52517	**52,312**	**205**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 74

Schedule of Allotments
Date of Exercise: 06/03/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Sandra Lyn	Buy	28 Robotham Close	Narborough	Leicester	LE19 2RH		3627	3,627	0	0
Andrew Mark	Muddimer	10 Stoneygate Road	Leicester	LE2 2AB			1338	1,338	0	0
Timothy Michael	Heydon	The Old House	Gynwell	Naseby	Northamptonshire	NN6 6DB	1602	1,602	0	0
David	Churchill	22 High Street	Kibworth	Beauchamp	Leicester	LE8 0LR	1420	1,420	0	0
Nicholas A	Cooper	24 Heron Road	Oakham	Rutland	Leicestershire	LE15 6BN	1338	1,338	0	0
							9325	**9,325**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan	**MATCHING**
Batch NO	75	
Schedule of Allotments		
Date of Exercise:	**6 March 2007**	

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Graham	Price	17 The Chase	Knaresborough	Yorkshire	HG5 0SY	0	0	1267	1,267	0	0
								1267	**1,267**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 73

Schedule of Allotments

Date of Exercise: 06/03/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Alan	Pym	24 Mymms Drive	Brookmans Park	Hatfield	Hertfordshire	AL9 7AF		0	45784	39,986	5,798	0
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	CV47 7RY		28343	24,754	3,589	0
									74127	**64,740**	**9,387**	**0**

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)						

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,984		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	10.99		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAPITA IRG LIMITED	Class of shares allotted: Ordinary	Number allotted: 8984
Address 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 12 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)						

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	90	417	451
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	689	668	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	958
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 12 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester

Tel LE19 0AL

DX number 11000 DX exchange Leicester 14

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 06 March 2007

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address				Total Options Exercised
MR DEREK &	MRS KATHY KELHAM	EXECUTORS FOR DEBORAH KELHAM	56 FOXHUNTER DRIVE	OADBY	LEICESTER	LE2 5FE	90
						Total	**90**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 06 March 2007

Alliance Leicester

Early Exercise 2004 Scheme

Name				**Address**			**Total Options Exercised**
MR DEREK &	MRS KATHY KELHAM	EXECUTORS FOR DEBORAH KELHAM	56 FOXHUNTER DRIVE	OADBY	LEICESTER	LE2 5FE	67
MRS	CHRISTINE	LAIDLER	12 HIGHCRIFT AVENUE	OADBY	LEICESTER	LE2 5UG	131
MISS	KAREN	RYAN	40 SONNING AVENUE	LITHERLAND	LIVERPOOL	L21 9JY	219
						Total	**417**

705

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 06 March 2007

Alliance Leicester

Early Exercise 2005 Scheme

Name				Address			Total Options Exercised
MRS	JODY	CARTER	216 GLOUCESTER ROAD	BOOTLE	MERSEYSIDE	L20 9AP	51
MRS	LYNN	CREWE	3 HORNBY CHASE	MAGHULL	MERSEYSIDE	L31 5PP	244
MR DEREK &	MRS KATHY KELHAM	EXECUTORS FOR DEBORAH KELHAM	56 FOXHUNTER DRIVE	OADBY	LEICESTER	LE2 5FE	34
MRS	CHRISTINE	LAIDLER	12 HIGHCRIFT AVENUE	OADBY	LEICESTER	LE2 5UG	122
						Total	**451**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2007	01	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	197		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 197
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______ Date 2.3.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	71

Schedule of Allotments
Date of Exercise: 01/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Rachel Jane	Morrison	23 The Beeches	Uppingham	Rutland	Leicestershire	LE15 9PG		197	197	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								197	**197**	**0**	**0**

File No. 82-4964

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2007	28	02	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3420	76305	73452
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.77	£6.70	£8.055

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2007	28	02	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	46207	91288	124252
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.37	£7.95	£7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2007	28	02	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	100624		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	515,548
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 2 March 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 69

Schedule of Allotments
Date of Exercise: 28/02/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Alan	Pym	24 Mymms Drive	Brookmans Park	Hatfield	Hertfordshire	AL9 7AF		220165	181,374	38,791	0
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	CV47 7RY	65,780	54,000	11,780	0
Richard Lee	Banks	White Lodge	26 West Road	Weaverham	Northwich	CW8 3HL		97,975	82,225	15,750	0
Christopher Stuart	Rhodes	Meadowbrook	Main Street	Horninghold	Market Harbor	Leicestershire	LE16 8DH	124,624	102,276	22,348	0
								508544	**419,875**	**88,669**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 69

Schedule of Allotments
Date of Exercise: 28/02/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	**Issue to participant**	Issue to Spouse
David Jonathan	Bennett	Marston Farm	Shuckburgh Road	Priors Marston	Southam	Warwickshire	3420	2,675	745	0
Christopher Stuart	Rhodes	Meadowbrook	Main Street	Horninghold	Market Harborough	Leicestershire	3584	2,675	909	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							7004	**5,350**	**1,654**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	03	2007	02	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6057		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 6057
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ **Date** 6.3.07.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 72

Schedule of Allotments

Date of Exercise: 02/03/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew Paul	Robinson	34 Chancel Court	Solihull	B91 3DS	0	0	0	6057	6,057	0	0
								6057	**6,057**	**0**	**0**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,131		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 5131
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 07 March 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 7 March 2007

Alliance Leicester

2003 3 Year Maturity Tranche 9

Name			Address				Total Options Exercised
BARBARA	CARLETON	22 DAWSON ROAD	KINGSTON_UPON_THAMES	SURREY		KT1 3AT	161
JOANNA LOUISE	WELLS	VILLAGE HOUSE	17 BRADWELL ROAD	LOUGHTON	MILTON KEYNES	MK5 8AP	1342
NICOLA JANE	VEALL	60 HOWARD ROAD	CLARENDON PARK	LEICESTER	LEICESTERSHIRE	LE2 1XH	1342
HARDAYAL SINGH	DHILLON	102 BRAUNSTONE LANE	LEICESTER			LE3 2RU	730
JOANNE-LOUISE	KINTON	16 SAXONS RISE	RATBY	LEICESTER		LE6 ONF	214
FARHAT	BI	25 THE FAIRWAY	LEEDS			LS17 7QP	537
ELIZABETH	FINLOW	10 MULGRAVE ROAD	ROE GREEN	WORSLEY	MANCHESTER	M28 2RW	268
NITESH	MASANI	42 HAYNES ROAD	LEICESTER			LE5 4AQ	537
							5131

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
28	02	2007	28	02	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1539		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED SCHEDULES Address UK Postcode	Ordinary 50p	1539
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______ Date ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 70

Schedule of Allotments
Date of Exercise: 28/02/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Derrick Brian	Fewings	16 Ledson Grove	Aughton	Ormskirk	Lancashire	L39 6TB	561	561	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							561	**561**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 70

Schedule of Allotments

Date of Exercise: 28/02/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Derrick Brian	Fewings	16 Ledson Grove	Aughton	Ormskirk	Lancashire	L39 6TB		0	978	978	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									978	**978**	**0**	**0**

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Andrew Robinson	Yes	6,057	£8.79½ (i)

(i) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.79½

Mr Robinson sold all 6,057 shares on the London Stock Exchange at £10.92 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of option granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

6,057

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

6,057

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

2 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

5 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	27,093	£Nil (i)
David Bennett	Yes	Yes	7,558	£Nil (i)

i) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 10p per option.

Mr Pym sold 11,146 of the 27,093 shares on the London Stock Exchange at £10.81 per share to fund the tax and national insurance costs and retained the balance of 15,947 shares in certificated form.

Mr Bennett sold 3,110 of the 7,558 shares on the London Stock Exchange at £10.81 per share to fund the tax and national insurance costs and retained the balance of 4,448 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

David Bennett

7. State the nature of the transaction

Exercise of options granted under Alliance & Leicester Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

34,651

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

14,256

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£10.81

13. Date and place of transaction

5 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

5 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	27,093	£Nil (i)
David Bennett	Yes	Yes	7,558	£Nil (i)

i) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 10p per option.

Mr Pym sold 11,146 of the 27,093 shares on the London Stock Exchange at £10.81 per share to fund the tax and national insurance costs and retained the balance of 15,947 shares in certificated form.

Mr Bennett sold 3,110 of the 7,558 shares on the London Stock Exchange at £10.81 per share to fund the tax and national insurance costs and retained the balance of 4,448 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

David Bennett

7. State the nature of the transaction

Exercise of options granted under Alliance & Leicester Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

34,651

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

14,256

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£10.81

13. Date and place of transaction

5 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

5 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Andrew Robinson	Yes	6,395	£8.60 (i)
Andrew Robinson	Yes	3,086	Nil (ii)
Bill Sutton	Yes	9,069	£8.60 (i)
Bill Sutton	Yes	9,534	Nil (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Robinson sold all 9,481 shares and Mr Sutton sold 18,603 shares on the London Stock Exchange at £10.896764 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMRs as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individuals named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme and Deferred Bonus Scheme and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

28,084

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

28,084

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

6 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

6 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	45,784	£8.60 (i)
David Bennett	Yes	Yes	28,343	£8.60 (i)

i) Exercise of options granted under the 2004 (March) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60

Mr Pym sold 39,986 of the 45,784 shares on the London Stock Exchange at £11.002301 per share to fund the tax and national insurance costs and retained the balance of 5,798 shares in certificated form.

Mr Bennett sold 24,754 of the 28,343 shares on the London Stock Exchange at £11.002301 per share to fund the tax and national insurance costs and retained the balance of 3,589 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Directors as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individuals named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

David Bennett

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

74,127

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

64,740

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£11.002301

13. Date and place of transaction

6 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

6 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
R A Pym	Yes	Yes	29,510	10.93	6 March 2007
R L Banks	Yes	Yes	14,757	10.93	6 March 2007
D J Bennett	Yes	Yes	14,589	10.93	6 March 2007
C S Rhodes	Yes	Yes	13,184	10.93	6 March 2007
T S Lloyd	Yes		10,292	10.93	6 March 2007
S K Astley	Yes		10,235	10.93	6 March 2007
G Pilkington	Yes		11,710	10.93	6 March 2007
S Murphy	Yes		6,290	10.93	6 March 2007
S Baum	Yes		7,518	10.93	6 March 2007
G Wilkinson	Yes		6,980	10.93	6 March 2007
S Dawkins	Yes		6,395	10.93	6 March 2007
F Rodford	Yes		9,949	10.93	6 March 2007
B P Glover	Yes		11,850	10.93	6 March 2007
M Thomas	Yes		17,154	10.93	6 March 2007
A Robinson	Yes		6,235	10.93	6 March 2007
W E Sutton	Yes		7,982	10.93	6 March 2007
R Hopwood	Yes		7,026	10.93	6 March 2007
I Buchanan	Yes		17,566	10.93	6 March 2007
S Leonard	Yes		6,463	10.93	6 March 2007
I Hares	Yes		7,026	10.93	6 March 2007

3. Period during which or date on which it can be exercised

Period of Exercise 06/03/2010 to 05/03/2017

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester Unapproved Company Share Option Plan

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
D J Bennett	Yes	Yes	2,744	10.93	6 March 2007
C S Rhodes	Yes	Yes	2,744	10.93	6 March 2007

3. Period during which or date on which it can be exercised

Exercise Period 06/03/2010 to 05/03/2017

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester Approved Company Share Option Plan

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b)	Number of Shares on which options	Exercise Price per Share	Date of Grant

	Director		Granted	£	
R A Pym	Yes	Yes	77,317	Nil	6 March 2007
R L Banks	Yes	Yes	38,664	Nil	6 March 2007
D J Bennett	Yes	Yes	45,412	Nil	6 March 2007
C S Rhodes	Yes	Yes	41,733	Nil	6 March 2007
T S Lloyd	Yes		17,950	Nil	6 March 2007
S K Astley	Yes		17,809	Nil	6 March 2007
G Pilkington	Yes		20,376	Nil	6 March 2007
S Murphy	Yes		10,944	Nil	6 March 2007
S Baum	Yes		13,081	Nil	6 March 2007
G Wilkinson	Yes		12,146	Nil	6 March 2007
S Dawkins	Yes		11,127	Nil	6 March 2007
F Rodford	Yes		17,352	Nil	6 March 2007
B P Glover	Yes		20,698	Nil	6 March 2007
M Thomas	Yes		29,963	Nil	6 March 2007
A Robinson	Yes		10,849	Nil	6 March 2007
W E Sutton	Yes		13,889	Nil	6 March 2007
R Hopwood	Yes		12,226	Nil	6 March 2007
I Buchanan	Yes		30,682	Nil	6 March 2007
S Leonard	Yes		11,247	Nil	6 March 2007
I Hares	Yes		12,226	Nil	6 March 2007

3. Period during which or date on which it can be exercised

Exercise Period 06/03/2010 to 05/03/2012

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Nil cost options granted under the Alliance & Leicester Long Term Incentive Plan.

7. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Stuart Dawkins	Yes	7,267	£8.60 (i)
Stuart Dawkins	Yes	7,390	£8.795 (ii)
Stuart Dawkins	Yes	4,766	Nil (iii)
Gary Wilkinson	Yes	2,906	Nil (iii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

(iii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Dawkins sold all 19,423 shares and Mr Wilkinson sold all 2,906 shares on the London Stock Exchange at £11.309773 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMRs as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individuals named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

22,329

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

22,329

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

9 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

13 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

14 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Ian Hares	Yes	10,541	£6.70 (i)

(i) Exercise of options granted in February 2001 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £6.70.

Mr Hares sold all 10,541 shares on the London Stock Exchange at £11.25 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,541

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

10,541

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

12 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

13 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

14 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Ian Hares	Yes	7,251	£8.60 (i)
Ian Hares	Yes	7,363	£8.795 (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

Mr Hares sold all 14,614 shares on the London Stock Exchange at £11.097553 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

14,614

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

14,614

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

7 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

13 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

14 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Gary Wilkinson	Yes	7,558	£8.60 (i)
Gary Wilkinson	Yes	2,906	Nil (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 10p per option.

Mr Wilkinson sold all 10,464 shares on the London Stock Exchange at £11.255778 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,464

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

10,464

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when

calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

19 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

20 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

20 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Michael Thomas	Yes	8,851	£8.60 (i)
Michael Thomas	Yes	6,976	Nil (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.
(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Thomas sold all 15,827 shares on the London Stock Exchange at £11.440849 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

15,827

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

15,827

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when

calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

20 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

21 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

21 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Bryce Glover	Yes	3,488	£8.60 (i)
Bryce Glover	Yes	13,953	£8.60 (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

Mr Glover sold all 17,441 shares on the London Stock Exchange at £11.403664 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

17,441

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

17,441

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

21 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

22 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

22 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Shaun Astley	Yes	11,627	£8.60 (i)
Shaun Astley	Yes	8,138	Nil (ii)

(i) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Astley sold all 19,765 shares on the London Stock Exchange at £11.512589 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

19,765

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

19,765

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

22 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

22 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

23 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Stephen Leonard	Yes	7,674	£8.795 (i)
Stephen Leonard	Yes	7,267	£8.60 (ii)
Stephen Leonard	Yes	5,580	Nil (iii)

(i) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

(ii) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

(iii) Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with an aggregate exercise price of 20p per option.

Mr Leonard sold all 20,521 shares on the London Stock Exchange at £11.52.4765 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option and Alliance & Leicester Deferred Bonus Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

20,521

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

20,521

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

23 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

26 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

26 March 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Graham Pilkington	Yes	3,411	£8.795 (i)
Graham Pilkington	Yes	9,380	£8.795 (ii)
Graham Pilkington	Yes	13,081	£8.60 (iii)

(i) Exercise of options granted in September 2003 under the Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £8.795.

(ii) Exercise of options granted in September 2003 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.795.

(iii) Exercise of options granted in March 2004 under the Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.60.

Mr Pilkington sold all 25,872 shares on the London Stock Exchange at £11.502482 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to the PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of individual named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes and subsequent sale, detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

25,872

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

25,872

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

23 March 2007 – London Stock Exchange

14. Date issuer informed of transaction

26 March 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

26 March 2007

File No. 82-4964

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Alliance & Leicester plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )
....

3. Full name of person(s) subject to the notification obligation (iii):

AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

2 March 2007

6. Date on which issuer notified:

Notification dated 5 March, received by Alliance & Leicester on 16 March 2007

7. Threshold(s) that is/are crossed or reached:
....

8. Notified details:
....

A: Voting rights attached to shares

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights (ix)**		**% of voting rights**	
	Direct	**Direct (x)**	**Indirect (xi)**	**Direct**	**Indirect**
0038614	16,207,795	16,207,795	1,365,226	3.70	0.31

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date (xiii)**	**Exercise/Conversion Period/ Date (xiv)**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
17,573,021	4.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of Company/Fund	Number of Shares	% of issu share cap
AXA Sun Life plc (formally Axa Equity & Law Life Assurance Society plc) **(Direct)**	3,050,000	0.69632
AXA General Insurance Ltd **(Direct)**	131,570	0.03004
Sun Life Unit Assurance Ltd A/c X **(Direct)**	214,500	0.04897
Sun Life Unit Assurance Ltd A/c X **(Direct)**	2,030,000	0.46346
Sun Life Unit Assurance Ltd A/c X **(Direct)**	3,728,800	0.85130
AXA UK Investment Co ICVC Distribution Fund **(Indirect)**	175,000	0.03995
PPP HealthCare Group plc **(Indirect)**	69,626	0.01590
Sun Life Pensions Management Ltd **(Direct)**	56,313	0.01286
Sun Life Pensions Management Ltd A/c **(Direct)**	838,380	0.19140
Sun Life Assurance Society Plc **(Direct)**	2,373,053	0.54178
AXA Insurance UK **(Direct)**	173,600	0.03963
AXA UK Group Pension Scheme **(Indirect)**	20,600	0.00470
Sun Life International (IOM) Ltd **(Direct)**	300,000	0.06849
Sun Life Pensions Management Ltd **(Direct)**	37,070	0.00846
Sun Life Pensions Management Ltd **(Direct)**	10,070	0.00230
Sun Life Unit Assurance Ltd LTAV UK Equity **(Direct)**	88,731	0.02026
Sun Life Unit Assurance Ltd FTSE All Share Tracker **(Direct)**	80,603	0.01840
Sun Life Pensions Management LTAV UK Equity **(Direct)**	386,182	0.08817
Sun Life Pensions Management FTSE All Share Tracker **(Direct)**	410,011	0.09361
AXA Framlington Equity Income **(Indirect)**	700,000	0.15981
AXA Framlington Monthly Income **(Indirect)**	400,000	0.09132
AXA Winterthur **(Direct)**	2,298,912	0.52485
Total Direct	16,207,795	3.70029
Total Indirect	1,365,226	0.31169
Total	17,573,021	4.01198

Proxy Voting:

10. Name of the proxy holder:

……………..

11. Number of voting rights proxy holder will cease to hold:

……………..

12. Date on which proxy holder will cease to hold voting rights:

……………..

13. Additional information:

……………..

14. Contact name:

Sandra Odell

15. Contact telephone number:

0116 200 4352

File No. 82-4964

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Alliance & Leicester plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Credit Agricole Cheuvreux International Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Credit Agricole Cheuvreux International Limited
Credit Agricole Asset Management Group Caylon SA

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

02 March 2007

6. Date on which issuer notified:

06 March 2007

7. Threshold(s) that is/are crossed or reached:

Holding went below 3% threshold

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
Ordinary 50p shares	13,626,618	13,626,618

Resulting situation after the triggering transaction (vii)

Less than 3 %

B: Financial Instruments

Resulting situation after the triggering transaction (vii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SAS Rue La Boetie

Credit Agricole SA

Calyon SA
Less than 3 %

Credit Agricole Cheuvreux SA

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

Sandra Odell

15. Contact telephone number:

0116 200 4352

Retirement and Appointment of Senior Independent Director

File No. 82-4964

Alliance & Leicester plc today announces that:

- Peter Barton will retire from the Board on 13 May 2007 at the expiry of his term of appointment. Mr Barton has been a Director of the Group for nine years and Deputy Chairman and Senior Independent Director of the Group since May 2000.

- Roy Brown will be appointed as a non-executive director of the Group with effect from 4 May 2007. He will also become Deputy Chairman and Senior Independent Director on Peter Barton's retirement from the Board.

Sir Derek Higgs, Chairman, said "Peter has made a tremendous contribution to the Group over the past nine years, in particular in his role as Deputy Chairman and Senior Independent Director. "

"Roy Brown brings a wealth of experience to the Group as a former executive director of Unilever plc, and as Chairman of GKN plc and a non-executive director of British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. I am delighted to welcome Roy to the Board and look forward to working with him."

Contacts

Stuart Dawkins, Director of Corporate Communications 0116 200 3088
Alliance & Leicester Press Office 0116 200 3355

- End -

File No. 82-4964

REPORT AND ACCOUNTS AVAILABLE ONLINE

The 2006 Annual Report and Accounts for Alliance & Leicester plc are now available on the Company's Website, www.alliance-leicester-group.co.uk.

File No. 82-4964

ALLIANCE & LEICESTER PLC – Annual Information Update

In according with Prospectus Rule 5.2, Alliance & Leicester plc submits its Annual Information Update, following the publication of our 2006 financial statements in March 2007. This Annual Information Update refers to information that has been published or made available to the public in the UK and the USA in compliance with the Company's obligations under European Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The Company is obliged to provide this Annual Information Update by virtue of having transferable debt securities listed or admitted to trading on regulated markets in London.

The Annual Information update covers the 12 months up to and including 29 March 2007.

Announcements made via RNS in London.

The following announcements were made by Alliance & Leicester plc:-

Announcement	Date	RNS No.
Publication of Prospectus - £300,000,000 Alliance & Leicester plc Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares	24.03.06	5226D
PDMR Share Dealing - Pilkington	05.04.06	0528B
PDMR Share Dealing - Pilkington	05.04.06	0540B
PDMR Share Dealing – Permutt	12.04.06	4656B
AGM Statement	02.05.06	2976C
AGM Results	03.05.06	3885C
PDMR/Director Share Dealing – (SIP Allocation May 06)	08.05.06	6214C
Blocklisting six month return	08.05.06	6215C
Annual Information Update – year to 30 April 2006	12.05.06	8953C
Takeover & Merger - Rule 210 Announcement	22.05.06	3742D
Blocklisting six month return	26.05.06	6929D
Holding In Company – Aviva	26.05.06	6933D
PDMR/Director Share Dealing – (SIP Allocation June 06)	06.06.06	1375E
Rule 2.10 Announcement	06.06.06	1377E
Pre-Close Trading Statement	09.06.06	3886E
Rule 2.10 Announcement	16.06.06	7557E
Publication of Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	30.06.06	4650F
Statement concerning Credit Agricole	05.07.06	6963F
PDMR/Director Share Dealing – (SIP Allocation July 06)	07.07.06	8718F
Publication of Final Terms - Issue of GBP 1,700,000 Floating Rate Notes due July 2012	18.07.06	3484G
Interim Results 2006	27.07.06	8562G
Blocklisting six monthly return	31.07.06	0045H
Publication of Supplementary Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	31.07.06	0214H
Publication of Final Terms - Issue of JPY 50,000,000,000 Floating Rate Notes due 2009	07.08.06	1916H
PDMR/Director Share Dealing – grant of Executive Options	07.08.06	3565H
PDMR/Director Share Dealing – (SIP Allocation August 06)	09.08.06	4581H

Publication of Final Terms - Issue of GBP 125,000,000 Floating Rate Notes due 18 August 2009	18.08.06	6466H
PDMR/Director Share Dealing – ShareSave Grant	05.09.06	5282I
PDMR/Director Share Dealing – Bennett, Wilkinson & Thomas	05.09.06	5296I
Holding in Company - Barclays	05.09.06	5304I
Holding In Company - Barclays	06.09.06	5976I
PDMR/Director Share Dealing (SIP Share Allocation Sept 06)	07.09.06	6510I
Sale of Commercial Customer Leases	15.09.06	0562J
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due 15 September 2008	15.09.06	4431I
PDMR Share Dealing - Astley	19.09.06	1821J
PDMR/Director Share Dealing – (SIP Allocation October 06)	10.10.06	2547k
Publication of Final Terms - Issue of JPY 6,800,000,000 Floating Rate Notes due 30 October 2008	31.10.06	0942L
Publication of Final Terms - Issue of CZK 1,105,000,000 Zero Coupon Notes due October 2008	31.10.06	7470K
PDMR/Director Share Dealing – hares, Permutt, Sutton	02.11.06	4594L
PDMR/Director Share Dealing (SIP Share Allocation Nov 06)	07.11.06	6940L
Directorate Change - Michael Allen's resignation	05.12.06	2776N
PDMR/Director Share Dealing SIP December 2006	06.12.06	3612N
Publication of Final Terms - Issue of JPY 7,000,000,000 0.01 per cent. Notes due December 2008	11.12.06	5988N
Pre-Close Trading Statement	12.12.06	7369N
Publication of Final Terms - Issue of JPY 1,000,000,000 0.55625 per cent. Fixed Rate Notes due 21 December 2010	18.12.06	0828O
Voting Rights & Capital	29.12.06	7745O
Blocklisting – various six monthly returns	29.12.06	7752O
Basel II Application Waiver	04.01.07	9706O
PDMR/Director Share Dealing (SIP share allocation January 07)	08.01.07	1681P
Publication of Final Terms - Issue of USD 500,000,000 Floating Rate Notes due 2010	12.01.07	4218P
Publication of Final Terms - Issue of USD 5,900,000 Floating Rate Notes due January 2009	16.01.07	4511P
Holding in Company – Aviva	17.01.07	6951P
Voting Rights & Capital	19.01.07	8444P
Publication of Final Terms - Issue of EUR 125,000,000 Floating Rate Notes due January 2009	26.01.07	1191Q
Holding in Company - Prudential	26.01.07	2242Q
Publication of Final Terms - Issue of EUR 30,000,000 4.184 per cent. Fixed Rate Notes due 26 January 2009	26.01.07	9428P
Publication of Final Terms - Issue of AUD 150,000,000 Floating Rate Notes due November 2010 (the "Notes") (to be consolidated and form a single series with the existing AUD 200,000,000 Floating Rate Notes due November 2010 issued as Tranche 1 on 22nd November 2005).	29.01.07	0742Q
Publication of Final Terms - Issue of EUR 150,000,000 Floating Rate Notes due January 2009	29.01.07	2752Q
Publication of Final Terms - Issue of GBP 6,000,000 5.836 per cent. Notes due 5 February 2009	05.02.07	6222Q
Holding in Company – Legal & General	05.02.07	7355Q
PDMR/Director Share Dealing (SIP share allocation February 07)	05.02.07	7363Q

Final Results	20.02.07	5557R
Publication of Final Terms - Issue of CZK 800,000,000 Floating Rate Notes due February 2012	21.02.07	3530R
Directorate Change – Richard Pym future retirement	21.02.07	6020R
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due February 2009	26.02.07	5667R
Voting Rights & Capital	28.02.07	0432S
Holding in Company – Credit Agricole	28.02.07	0438S
PDMR/Director Share Dealing – Banks	28.02.07	0705S
PDMR/Director Share Dealing – Bennett	28.02.07	0713S
PDMR/Director Share Dealing – Pym	28.02.07	0731S
PDMR/Director Share Dealing - Rhodes	28.02.07	0751S
PDMR/Director Share Dealing (SIP share allocation March 07)	06.03.07	4241S
PDMR Share Dealing - Robinson	06.03.07	4263S
Director Share Dealing - Pym & Bennett	06.03.07	5256S
Holding in Company – Credit Agricole	07.03.07	5326S
PDMR Share Dealing –Robinson & Sutton	07.03.07	5334S
Director Share Dealing – Pym & Bennett	07.03.07	5340S
PDMR/Director Share Dealing – Grant of Executive Options	07.03.07	5350S
Directorate Changes - Peter Barton's retirement	14.03.07	9212S
PDMR Share Dealing - Hares	14.03.07	9740S
PDMR Share Dealing - Hares	14.03.07	9745S
PDMR Share Dealing - Dawkins and Wilkinson	14.03.07	9750S
Publication of Final Terms - Issue of GBP 50,000,000 Floating Rate Notes due March 2009	15.03.07	8462S
Publication of Final Terms - Issue of EUR 60,000,000 Floating Rate Notes due September 2009	16.03.07	7445S
Publication of Final Terms - Issue of GBP 100,000,000 Floating Rate Notes due March 2009	16.03.07	9586S
Accounts available on website	19.3.07	2213T
Holding in Company – AXA S.A	19.3.07	2220T
PDMR Share Dealing - Wilkinson	20.3.07	3533T
PDMR Share Dealing - Thomas	21.3.07	4457T
PDMR Share Dealing - Glover	22.3.07	5375T
PDMR Share Dealing - Astley	23.03.07	5868T
Publication of Supplementary Prospectus - U.S.$25,000,000,000 Euro Medium Term Note Programme	23.03.07	6314T
PDMR Share Dealing - Leonard	26.03.07	7090T
PDMR Share Dealing - Pilkington	26.03.07	7095T
Publication of Final Terms - Issue of USD 20,500,000 Floating Rate Notes due January 2009	12.01..07	4216P

The above announcements were released via RNS and can be downloaded from www.alliance-leicester-group.co.uk or the market news page of the London Stock Exchange website www.londonstockexchange.com

Documents filed with Companies House

The Company filed the following forms with Companies House within the 12 month period ended 26 March 2007.

Document	Date	Description
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
88(2)R	12/05/2006	Allotment of Shares
395	15/05/2006	Particulars of a Mortgage or Charge

88(2)R	15/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	23/05/2006	Allotment of Shares
88(2)R	25/05/2006	Allotment of Shares
88(2)R	26/05/2006	Allotment of Shares
Special Resolution	31/05/2006	Purchase Market Shares, Disapplication of Pre-Emption Rights; Authority to Allot Securities; Adoption of Memorandum & Articles
AA	01/06/2006	Group Accounts made up to 31/12/2005
Ordinary Resolution	07/06/2006	Increase in authorised share capital
123	07/06/2006	Notice of Increase in Nominal Capital
123	07/06/2006	Notice of Increase in Nominal Capital
123	07/06/2006	Notice of Increase in Nominal Capital
88(2)R	13/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
88(2)R	23/06/2006	Allotment of Shares
Ordinary Resolution	05/07/2006	Subscription agreement – preference shares
88(2)R	07/07/2006	Allotment of Shares
88(2)R	07/07/2006	Allotment of Shares
88(2)R	17/07/2006	Allotment of Shares
88(2)R	02/08/2006	Allotment of Shares
88(2)R	16/08/2006	Allotment of Shares
88(2)R	16/08/2006	Allotment of Shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
169	29/08/2006	Return by a Public Company cancelling shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	12/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	15/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares
88(2)R	20/09/2006	Allotment of Shares

88(2)R	20/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
88(2)R	26/09/2006	Allotment of Shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
169	27/09/2006	Return by a Public Company cancelling shares
88(2)R	06/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
88(2)R	09/10/2006	Allotment of Shares
169	10/10/2006	Return by a Public Company cancelling shares
169	10/10/2006	Return by a Public Company cancelling shares
88(2)R	11/10/2006	Allotment of Shares
88(2)R	11/10/2006	Allotment of Shares
88(2)R	12/10/2006	Allotment of Shares
88(2)R	13/10/2006	Allotment of Shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
169	17/10/2006	Return by a Public Company cancelling shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	18/10/2006	Allotment of Shares
88(2)R	19/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	24/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares

88(2)R	31/10/2006	Allotment of Shares
88(2)R	31/10/2006	Allotment of Shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
169	08/11/2006	Return by a Public Company cancelling shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
88(2)R	11/11/2006	Allotment of Shares
169	15/11/2006	Return by a Public Company cancelling shares
169	15/11/2006	Return by a Public Company cancelling shares
169	15/11/2006	Return by a Public Company cancelling shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	15/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	20/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	22/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	30/11/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	06/12/2006	Allotment of Shares
88(2)R	10/12/2006	Allotment of Shares
88(2)R	10/12/2006	Allotment of Shares
169	12/12/2006	Return by a Public Company cancelling shares
169	12/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares

169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
169	14/12/2006	Return by a Public Company cancelling shares
88(2)R	14/12/2006	Allotment of Shares
88(2)R	14/12/2006	Allotment of Shares
88(2)R	14/12/2006	Allotment of Shares
363s	19/12/2006	Annual Return
169	20/12/2006	Return by a Public Company cancelling shares
169	20/12/2006	Return by a Public Company cancelling shares
169	20/12/2006	Return by a Public Company cancelling shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares
88(2)R	20/12/2006	Allotment of Shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
169	21/12/2006	Return by a Public Company cancelling shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	04/01/2007	Allotment of Shares
88(2)R	05/01/2007	Allotment of Shares
88(2)R	08/01/2007	Allotment of Shares
88(2)R	08/01/2007	Allotment of Shares
88(2)R	10/01/2007	Allotment of Shares
88(2)R	10/01/2007	Allotment of Shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	12/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares

169	15/01/2007	Return by a Public Company cancelling shares
169	15/01/2007	Return by a Public Company cancelling shares
88(2)R	16/01/2007	Allotment of Shares
88(2)R	16/01/2007	Allotment of Shares
288b	25/01/2007	Resignation of Director (Michael Allen)
88(2)R	15/02/2007	Allotment of Shares
88(2)R	15/02/2007	Allotment of Shares
88(2)R	20/02/2007	Allotment of Shares
88(2)R	05/03/2007	Allotment of Shares
88(2)R	05/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	14/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	21/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares
88(2)R	26/03/2007	Allotment of Shares

During the year to 29 March 2007, a total of 2,813,841 shares were newly allotted. The current issued share capital is 438,633,207.

The Annual Report and Accounts for the year ended 31 December 2005 were filed at Companies House on 1 June 2006. Further information on these filings can be found on the Companies House website www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk

Announcements lodged with UK Listing Authority

The following filings were made in respect of Alliance & Leicester plc's Euro Medium Term Note programme and £300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares during the 12 month period up to and including 23rd April 2007:

1. U.S.$25,000,000,000 Euro Medium Term Note Programme Information Memorandum dated 29 June 2006.
2. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 31 July 2007.
3. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 23 March 2007.
4. £300,000,000 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares dated 24 Ma

The following is a summary of the listed securities issued by Alliance & Leicester plc under its Euro Medium Term Note Programme during the 12 month period up to and including 23rd March 2007.

Currency	Amount	Issue Date	Maturity Date	ISIN

CHF	15,000,000	07/04/2006	07/04/2008	XS0249906214
GBP	100,029,000	12/04/2006	12/10/2007	XS0250105748
GBP	·2,500,000	16/05/2006	10/05/2012	XS0254736043
GBP	50,000,000	18/05/2006	30/12/2008	XS0168950672
EUR	500,000,000	14/06/2006	14/06/2013	XS0257817915
GBP	1,700,000	18/07/2006	12/07/2012	XS0261716798
JPY	50,000,000,000	07/08/2006	07/08/2009	XS0263105213
GBP	125,000,000	18/08/2006	18/08/2009	XS0264903328
GBP	50,000,000	15/09/2006	15/09/2008	XS0266847903
JPY	6,800,000,000	30/10/2006	30/10/2008	XS0272919704
CZK	1,105,000,000	31/10/2006	31/10/2008	XS0272408443
JPY	7,000,000,000	11/12/2006	12/12/2008	XS0277792478
JPY	1,000,000,000	15/12/2006	21/12/2010	XS0279079031
USD	500,000,000	12/01/2007	12/01/2010	XS0281718469
USD	20,500,000	12/01/2007	12/01/2009	XS0282127470
USD	5,900,000	16/01/2007	16/01/2009	XS0282158863
EUR	125,000,000	26/01/2007	26/01/2009	XS0284375952
EUR	30,000,000	26/01/2007	26/01/2009	XS0284399382
EUR	150,000,000	29/01/2007	29/01/2009	XS0284252953
AUD	150,000,000	29/01/2007	22/11/2010	XS0236113097
GBP	6,000,000	05/02/2007	05/02/2009	XS0284687331
CZK	800,000,000	21/02/2007	21/02/2012	XS0287051741
GBP	50,000,000	26/02/2007	26/02/2009	XS0286332894
GBP	50,000,000	15/03/2007	16/03/2009	XS0291423274
EUR	60,000,000	16/03/2007	30/09/2009	XS0291365301
GBP	100,000,000	16/03/2007	16/03/2009	XS0291978228

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date owing to changing circumstances.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive, as implemented in the United Kingdom and not for any other purpose and neither the Company, or any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Simon Lloyd
30 March 2007

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 March 2007 consists of:

438,633,207 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **438,633,207.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

File No. 82-4964

Alliance Leicester

Letter of Consent

Shareholder Communications

Provisions included in the new Companies Act 2006 enable the use of a company's website to issue documents and communications to shareholders which previously would have been sent by post.

All Alliance & Leicester shareholder information, including the AGM Notice of Meeting, Annual Report and Summary Annual Report, are available on the Group website at **www.alliance-leicester-group.co.uk**

To enable the Company to benefit from the provisions of the Companies Act 2006, two requirements must be met :

1. the Company's shareholders must resolve that the Company may send or supply documents or information to members by making them available on the website; and

2. each shareholder must be given the opportunity to agree to receive information in this way.

continues on reverse..

Please tear along the dotted line

Alliance & Leicester plc N01A

Please complete and return this form if you would like to receive shareholder information BY POST.

Subject to Resolution 12 being passed at the Company's 2007 Annual General Meeting, the Company may send or supply documents or information to you by making them available at **www.alliance-leicester-group.co.uk**.

If you do not agree to this and wish to receive this information by post please place an 'X' in the box to the right. ☐

A resolution (Resolution No.12) is being proposed to members for approval and can be found in the Notice of Annual General Meeting 2007.

If you wish to continue to receive Alliance & Leicester shareholder information by post, including the Notice of Annual General Meeting and accompanying documents, please complete the form overleaf and return it in the reply paid envelope enclosed.

If you do not elect to receive future shareholder communications by post or email within 28 days of the date this letter is postmarked, you will be deemed to have consented to receive that information via the Company's website and we will not seek your consent again within 12 months. We will notify you when this information is available on the shareholder website.

If you would prefer to receive an email notification that new information is available on the Group website please register your email address on the shareholder website at www.alliance-leicester-shareregistrars.co.uk and we will send an email to you advising you of the next Annual General Meeting and when new information is available on the Group website. You will also be able to:

- vote on the Resolutions at future Annual General Meetings
- view your shareholding and dividend history
- view and amend your dividend mandate details
- change your address online.

Yours sincerely,

Simon Lloyd
Group Secretary

File No. 82-4964

Alliance Leicester

0348123

32510

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Proxy Form

N01AA70177

Alliance & Leicester plc
Annual General Meeting 2007

I/We, the undersigned, being a shareholder of Alliance & Leicester plc (the "Company"), wish to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on a poll on my/our behalf as indicated below at the Company's Annual General Meeting to be held on Tuesday 1 May 2007 and at any adjournment thereof:

Full Name of proxy ______________________ Address of proxy ______________________

If you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address above and cross out "the Chairman of the Meeting".

Please indicate with an X how you wish your vote to be cast, otherwise your proxy will vote or abstain from voting at his or her discretion.

	For	Against	Withheld
1. To receive the Directors' Report and Accounts and the Auditors' Report for the year ended 31 December 2006			
2. To declare a final dividend			
3. To re-elect Mr R L Banks as a director			
4. To re-elect Mrs J V Barker as a director			
5. To re-elect Mr E J Watts as a director			
6. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit Committee to determine the remuneration of the auditors			
7. To approve the Directors' Remuneration Report for the year ended 31 December 2006			
8. To authorise the directors to allot relevant securities			
9. To authorise the directors to allot equity securities for cash			
10. To authorise the Company to purchase its own shares			
11. To authorise the Company to make political donations and incur political expenditure			
12. To authorise the Company to send or supply documents or information to members by making them available on a website			

Please quote your Investor Code in all correspondence

THIS FORM MUST BE SIGNED AND DATED

Signed

Dated

The vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. If you fail to select any of the given options, the proxy is authorised to vote (or abstain from voting at his or her discretion) on the specified resolutions and on any other business (including any motion to amend a resolution or adjourn the meeting) which may properly come before the meeting.
Please see Notes overleaf for details of how to complete and return this Proxy Form.

Alternatively, you can vote electronically and view your shareholding at **www.alliance-leicester-shareregistrars.co.uk**

002/O/00348123/14911Av1/30

NOTES

1. Please indicate how you wish your votes to be cast or appoint a proxy by completing, signing, dating and posting this form.

   The proxy you appoint need not be a shareholder of Alliance & Leicester plc.

   If you have received more than one proxy form, please complete, sign, date and return each form.

   In the case of a corporation, this form must be executed under its Common Seal or under the hand of an officer or attorney duly authorised on its behalf.

   Attorneys etc: If this form is being signed under a Power of Attorney or other valid authority, unless such authority has already been lodged with the Company's Registrars, a certified copy of the Power of Attorney must be returned with this form.

2. **Joint Holders:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.

3. **Returning your Proxy Form:** To be valid, your proxy form must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting is due to commence (including in the case of paragraph 4 below).

4. **To submit your proxy instruction electronically:**

   (a) Click on www.alliance-leicester-shareregistrars.co.uk and follow the on-line instructions.

   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.

   Please refer to the "How to Vote" section in the accompanying Notice of Meeting.

If you have any enquiries about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or telephone 0870 607 0414. Please quote your **Investor Code** in all correspondence. If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk Alternatively, you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

Alliance & Leicester plc and its Registrars, Capita Registrars, will use the personal and financial information you provide to manage your shareholding(s) and to communicate with you as necessary in your capacity as a shareholder. You can see fuller details of how your information will be used either by visiting the shareholder website: www.alliance-leicester-shareregistrars.co.uk by writing to Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or by calling 0870 607 0414 to ask for a hard copy fair processing notice to be mailed to you.

We would like to keep you informed about the products and services of Alliance & Leicester, of other companies within the Alliance & Leicester Group and of its business partners that we think may benefit you. If you do not want us to do this, please call or write to Capita Registrars at the above address.

Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones. Calls may be recorded and randomly monitored for training and security purposes.

Alliance & Leicester plc is registered in England (Company No: 3263713), the Registered Office is: Carlton Park, Narborough, Leicester LE19 0AL. Alliance & Leicester plc is authorised and regulated by the Financial Services Authority. Our FSA number is 189099.

END